STAYING

Fortune Brands, Inc. 2001 Annual Report

POWER

FORTUNE BRANDS AT A GLANCE

HOME & HARDWARE



MAJOR BRANDS

- MOEN — Buy it for looks. Buy it for life.®
- Aristokraft Cabinetry
- Schrock cabinetry
- Master Lock.
- Waterloo Tool Storage

MAJOR PRODUCT LINES	MARKET LEADERSHIP
Kitchen and bath faucets	#1 faucet brand in North America
Kitchen and bath cabinets	#2 cabinets combined in North America
Padlocks, auto and bike security	#1 padlocks worldwide
Tool storage	#1 tool storage manufacturer worldwide

SPIRITS & WINE



MAJOR BRANDS

- Jim Beam
- DeKuyper
- Knob Creek®
- VOX Vodka
- Geyser Peak®

MAJOR PRODUCT LINES	MARKET LEADERSHIP
Bourbon	#1 bourbon and #1 small batch bourbon worldwide
Cordials	#1 cordials in the U.S.
Vodka	#3 ultra-premium vodka
Wine	Super-premium and premium California wines

Brands distributed jointly in the U.S. and in other global markets with partner brands including Absolut, the #1 imported vodka in America.

GOLF



MAJOR BRANDS

- Titleist®
- FootJoy
- cobra.
- Pinnacle
- DryJoys

MAJOR PRODUCT LINES	MARKET LEADERSHIP
Golf balls	#1 golf balls worldwide
Golf clubs	#3 golf clubs in the U.S.
Golf shoes	#1 golf shoes worldwide
Golf gloves	#1 golf gloves worldwide
Golf outerwear	#2 golf outerwear

OFFICE



MAJOR BRANDS

- wilson jones.
- Swingline.
- Kensington
- Day-Timer® — It's all about you™
- Apollo
- Boone

MAJOR PRODUCT LINES	MARKET LEADERSHIP
Document management	#1 ring binders in North America
Workspace tools	#1 stapling, punches, paper clips and fasteners in North America
Computer accessories	#1 computer security products in North America
Time management products	#2 paper-based organizers in North America
Presentation products	#2 white boards and overhead projectors in the U.S.

TABLE OF CONTENTS:

Leading consumer brands...
and aggressive strategic initiatives that
consistently deliver solid performance –
even in challenging times.
That's *staying power.*

- Diluted EPS up 5% in 2001
- Free cash flow up 39% to $311 million
- Stock price up 32%
- Share gains in key markets
- Nonstop innovation
- Major strategic progress

COMPARATIVE INVESTMENT RETURNS 1999–2001

(INCLUDES REINVESTMENT OF DIVIDENDS)

FORTUNE BRANDS	+36%
DOW JONES INDUSTRIAL AVERAGE	+14%
S&P 500 INDEX	–3%
NASDAQ INDEX	–10%

EARNINGS PER SHARE GROWTH

(DILUTED, EXCLUDING RESTRUCTURING AND OTHER NONRECURRING CHARGES)

2001	+5%
2000	+15%
1999	+19%
1998	+13%
1997	+16%

Dear Fellow Shareholders:

Fortune Brands more than held its own in an economic downturn that got the best of many other companies in 2001.

- We grew diluted earnings per share 5% to $2.41 – a record. Including net gains from one-time items, earnings per share were even higher at $2.49.
- Our largest brands gained or held market share.
- We improved our returns, driving return on equity above 18% and improving our use of working capital by 100 basis points.
- We made major strategic progress, especially in spirits & wine and golf.
- We cut our debt in half and substantially strengthened our balance sheet.
- We boosted the dividend to an indicated annual rate of $1.00.
- And our stock appreciated in value, rising more than 30%.

What enabled Fortune Brands to deliver such enviable results amidst the challenges of 2001? *Staying power.* Some companies have it. Many companies don't. Our staying power is built on an enduring foundation of powerful consumer brands, the dedication of 25,000 people and disciplined execution of our successful four-point strategy:

1. Investing to build our powerful consumer brands.
2. Strategically positioning our businesses for stronger growth and higher returns.
3. Transforming operations to improve performance.
4. And using our financial strength to drive shareholder value even higher.

Make no mistake, 2001 was challenging. The economic recession in the United States dampened consumer spending, and the tragic events of September 11 further jolted the confidence of consumers. As a result, our sales and operating company contribution trailed prior-year records.

But, as you would expect, we weren't content to leave our fate to the economy. We took the initiative... with high-return strategic moves... innovations that energized the marketplace... company-wide cost controls... valuable productivity improvements... and aggressive share repurchases. With these initiatives, plus the added benefits of lower borrowing costs and reduced goodwill amortization, we generated $386 million in net income and solidly grew earnings per share. That included a double-digit EPS increase in the second half of the year.

SPIRITS & WINE ABSOLUT-LY SUCCESSFUL

Our success in 2001 was fueled by the particularly strong performance of our spirits & wine business and an exciting strategic breakthrough: our new high-return partnership with the legendary premium vodka *Absolut*. The spirits and wine industry continues to consolidate, and when Vin & Sprit sought new distribution for its prestigious *Absolut* brand, we made the most of the opportunity. And instead of a conventional bid for the rights to *Absolut,* we proposed something entirely different to Vin & Sprit – an innovative global alliance that would substantially benefit both companies.



LEFT TO RIGHT: Norm Wesley, **CHAIRMAN & CHIEF EXECUTIVE OFFICER;** Craig Omtvedt, **CHIEF FINANCIAL OFFICER;** Bruce Carbonari, **PRESIDENT-HOME & HARDWARE;** Rich Reese, **PRESIDENT-SPIRITS & WINE.**

The centerpiece of the partnership that we finalized in May 2001 is a joint venture for the U.S. distribution of both companies' spirits and wine brands. The joint venture, named Future Brands LLC, is built on the powerful Jim Beam Brands distribution network and drives the second highest case volume in America with a combined portfolio of all-star brands, including: Jim Beam, the world's #1 bourbon; *Absolut,* the #1 imported vodka in America; DeKuyper, the #1 cordial line in America; Knob Creek, the #1 ultra-premium bourbon; and many more, including our award-winning California wines.

Vin & Sprit paid $270 million for access to the Beam U.S. distribution network and to acquire a 49% stake in the distribution operations. To further strengthen the partnership, Vin & Sprit also purchased a 10% equity interest in our Jim Beam Brands Worldwide business for $375 million. Extending the partnership internationally, Vin & Sprit joined our already successful Maxxium international joint venture as an equal partner along with Jim Beam Brands, Remy-Cointreau and Highland Distillers.

We're already seeing tangible results. We now enjoy greater scale, substantially lower distribution costs and more marketplace clout for our spirits and wine brands, especially in restaurants and bars, where *Absolut* is especially strong. At the bottom line, the partnership delivered immediate benefits to shareholders, adding 11 cents to earnings per share in just the last seven months of 2001. We anticipate the per share benefit to double to a range of 20 to 25 cents in 2002.

Throughout the year, our spirits & wine business demonstrated its ability to deliver consistently in adverse economic conditions. Operating company contribution grew for the 15th consecutive year on a comparable basis, climbing 8%. Underlying spirits and wine performance reflects our intensive focus on the premium and super-premium spirits and wine market, the fastest-growing and highest-return segment in the industry.

We boosted spirits & wine brand spending double-digits by reinvesting the benefit of price increases to further build our brands. We maintained strong demand for our flagship Jim Beam bourbon, and drove double-digit growth for high-end brands like Knob Creek bourbon and Vox vodka. Consistent with our strategic focus, we sold our low-return U.K.-based private-label Scotch business, including certain low-growth regional brands. While this transaction is modestly dilutive to EPS, it generated $290 million in proceeds and helped create added financial flexibility to drive shareholder value higher going forward. Capping a tremendous year of progress, Jim Beam Brands was named Distiller of the Year at the International Wine & Spirit Competition and also by *Wine Enthusiast Magazine.*



LEFT TO RIGHT: Wally Uihlein, **PRESIDENT – GOLF;** Mark Roche, **GENERAL COUNSEL;** David Campbell, **PRESIDENT – OFFICE;** Tom Flocco, **SENIOR VICE PRESIDENT – STRATEGY.**

ENHANCING DISTRIBUTION STRENGTH IN HOME & HARDWARE

The solid performance of our largest business, home & hardware, fortified our results in 2001. Our cabinet brands, led by Aristokraft and Schrock; our top-selling Moen brand; and the legendary Master Lock all achieved record sales. The sales shortfall in the segment came in tool storage products, where soft retail demand weighed down results for Waterloo.

To build our staying power, we've enhanced our strength across all major home products distribution channels with industry-leading customer service, clearly differentiated products and fast order fulfillment. Moen, the #1 faucet brand in North America, turned up the pressure with share gains among builders and in the home-center channel. We've grown our cabinet brands into an $800 million business that also increased our share of the builder and home-center markets. We expect to continue expanding the number of home-center stores carrying our cabinet brands in 2002. Master Lock gained share in the mass retail channel, and Waterloo made progress broadening its customer base.

This strength across distribution channels gives us valuable balance between new home construction and the replace/remodel segments of the industry, and positions us well for future growth.

GAINING MOMENTUM IN GOLF

Our golf business built momentum as the year progressed. We increased golf sales in the second half of the year, even against a backdrop of fewer rounds played due to weather and the soft economy, and despite deep-pocketed new competitors in the golf ball category. Titleist led the way with the most successful golf ball innovations in the industry. The #1 ball in golf gained share throughout the year as we transformed production capacity to support phenomenal demand for the advanced-technology Titleist Pro V1.

Our aggressive new product and marketing initiatives have clearly paid off. At year-end, the 11% share of the golf ball market gained by new competitors in the past three years was coming entirely from other companies. The Pro V1 alone captured an astounding 28% of the dollars spent at on-course golf shops in December, and the mid-priced NXT garnered 12% of that market just three months after hitting store shelves. Titleist golf balls also remained the overwhelming choice among those whose livelihoods depend on their equipment, recording 142 worldwide professional tour victories – more than three times the nearest competitor. FootJoy maintained its commanding market leadership in shoes and gloves, and Titleist and Cobra developed new club offerings that will help us further build momentum in 2002.

"We made dramatic progress last year in enhancing Fortune Brands' financial strength . . . and putting it to work for our shareholders."

REPOSITIONING OFFICE PRODUCTS

While weak industry-wide conditions impacted results in office products, we made progress repositioning the business to deliver better performance going forward.

Early in the year, we explored the potential sale of the office products unit, but the challenging industry environment worked against us. As a result, we initiated an action plan to reposition the business for future profitable growth. The office products unit has narrowed its focus to the most promising product categories in which it has strong positions, has discontinued unprofitable business and product lines representing more than $90 million in annualized sales, and is moving aggressively to permanently reduce its cost structure. As a result of improved use of working capital and better inventory management, office products generated $125 million in free cash flow, even after restructuring initiatives launched in 2001 that will generate incremental savings of $15-20 million in 2002.

SHARP FOCUS ON BUSINESS IMPROVEMENT

We're committed to supplementing the top-line performance of our brands with an intense focus on cost and operational improvement. In last year's annual report, we told you that business improvements we made during good economic times fortified Fortune Brands for the challenges that might come in 2001. Our results proved that to be the case. The supply-chain upgrades that reduced our cost structure $60 million in 2000 took an additional $20 million permanently out of our business in 2001. In addition to reducing our costs, these upgrades also boosted productivity with systems and technology that fill orders faster, manage inventory better and add value for our customers. Through strategic sourcing, we continued to increase savings in materials and freight costs. To better navigate the downturn, we reduced capital expenditure 14% from planned levels by delaying certain projects, and we further ratcheted down costs with discretionary spending cuts in every corner of our business.

Because productivity improvement and expense reduction can have up-front costs, we recorded restructuring and other nonrecurring charges in 2001. The repositioning in office products accounted for most of the charges, which also included downsizing our low-margin specialty plumbing parts operations and decreasing production capacity for wound golf balls. We also recorded an after-tax charge of $67 million to write down select finite-lived intangibles. All the charges we took in 2001 were more than offset by gains, including a $73 million income tax credit that flowed from a successful recapitalization of our office products business and the subsequent sale of a very small minority interest in the unit.

POSITIONED FOR A FUTURE OF GREAT FORTUNE

We made dramatic progress last year in enhancing Fortune Brands' financial strength... and putting it to work for our shareholders. Thanks to our sharp improvement in inventory levels – down $125 million on a comparable basis – we generated free cash flow of $311 million in 2001, well above our target of $225-250 million. And on top of that strong cash flow, the alliance with *Absolut,* the sale of the private-label Scotch business and tax refunds generated nearly one billion dollars in additional cash. That cash helped us fund another dividend increase, cut our debt by more than $960 million, and buy back 7.5 million shares of our stock, or about 5% of the shares outstanding. Our stronger balance sheet gives us excellent financial flexibility to make value-creating, high-return acquisitions and to keep buying back additional shares.

Despite the continuing economic uncertainty that lingers into 2002, the fundamental strengths that underpinned our performance in 2001 well position Fortune Brands to continue delivering solid results. Our major brands have never been stronger, our people never more motivated, our businesses never more focused and our determination to drive shareholder value never greater.

Our best investment will continue to be building our brands with innovative new products and industry-leading marketing that drive internal growth. We'll continue to seek strategic opportunities to grow our businesses through high-return acquisitions and joint ventures. We'll continue to buy back shares. And we'll remain vigilant on costs and aggressive on operational improvement.

We see a future of great fortune. With our leading consumer brands, powerful financial resources and successful strategic initiatives, Fortune Brands has the staying power to grow even stronger in 2002 and beyond.

Sincerely,

Norm Wesley

CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER
FEBRUARY 26, 2002

FINANCIAL HIGHLIGHTS

FORTUNE BRANDS, INC. AND SUBSIDIARIES

(In millions, except per-share amounts)	*2001*	*2000*	*Change*	*1999*
NET SALES[1]				
Home products	*$2,106.8*	$2,122.5		$1,872.3
Spirits and wine	*1,369.3*	1,228.9		1,269.6
Golf products	*946.5*	965.2		977.7
Office products	*1,256.1*	1,435.4		1,381.0
	$5,678.7	$5,752.0	(1.3%)	$5,500.6
OPERATING COMPANY CONTRIBUTION[2]				
Home products	*$318.1*	$340.4		$300.2
Spirits and wine	*306.0*	309.1		293.6
Golf products	*131.3*	145.2		147.0
Office products	*50.1*	79.5		88.5
	$805.5	$874.2	(7.9%)	$829.3
Net income (loss)	*$386.0*	$(137.7)	–	$(890.6)
Earnings per common share				
Basic	*$2.55*	$(0.88)	–	$(5.35)
Diluted	*$2.49*	$(0.88)	–	$(5.35)
Net income before one-time items [3]	*$373.4*	$366.2	2.0%	$339.8
Earnings per common share before one-time items				
Basic	*$2.46*	$2.32	6.0%	$2.03
Diluted	*$2.41*	$2.29	5.2%	$1.99
EBITDA[4]	*$933.6*	$990.1	(6%)	$911.5
Dividends paid per common share	*$.97*	$.93	4%	$.89
Actual number of common shares outstanding	*148.0*	153.5		163.2
Average number of common shares outstanding	*155.3*	157.6		166.6

(1) *Net sales have been restated for 1999 to conform to the 2000 and 2001 presentation due to the reclassification of shipping and handling in accordance with Emerging Issues Task Force Issue No. 00-10.*

Net sales have been restated for 2000 and 1999 to conform to the 2001 presentation due to the reclassification of customer rebates in accordance with Emerging Issues Task Force Issue No. 00-22.

(2) *Operating company contribution is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-downs of identifiable intangibles and goodwill, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expenses, net, income taxes and minority interests.*

(3) *Income from operations before one-time items was $373.4 million, or $2.46 basic and $2.41 diluted per share for 2001, compared with $366.2 million or $2.32 basic and $2.29 diluted per share for 2000. The one-time items for 2001 represent: the $98.1 million ($63.3 million after tax, or 42 cents basic and 41 cents diluted per share) restructuring and other nonrecurring charges, a $73.3 million ($67.1 million after tax, or 44 cents basic and 43 cents diluted per share) write-down of identifiable intangibles, a $72.9 million net tax benefit recognized as a result of the recapitalization of the office products business, a $31.0 million tax reserve reversal, the $28.5 million ($17.3 million after tax, or 11 cents per share) interest income on the tax refund and the $16.6 million ($21.8 million after tax, or 15 cents basic and 14 cents diluted per share) gain on the sale of the U.K. private-label Scotch business.*

We reported a net loss in 2000 and 1999. Because of this, the calculation of reported earnings per share on a diluted basis excludes the impact of the convertible preferred stock and stock options. For comparative purposes, however, the impact of the convertible preferred stock and stock options are considered.

(4) *EBITDA is defined as income from continuing operations before extraordinary items and net charges, interest expense, income taxes, minority interests and depreciation and amortization. EBITDA, which is earnings before interest, taxes, depreciation and amortization, is a measure commonly used by analysts and investors. Accordingly, this information has been presented to permit a more complete analysis of the Company's operating performance. EBITDA should not be considered a substitute for net income or cash flow prepared in accordance with generally accepted accounting principles as a measure of the profitability or liquidity of the Company.*



WINNING

in the Marketplace

Whoever imagined that a shower could spin each drop of water? That a shower could twirl the entire water stream? That a shower could deliver phenomenal coverage in an infinite range of sensations? The people at Moen did. They called their creation the Revolution showerhead – for good reason. There's nothing else like it on the market. It's the kind of industry-leading innovation that's strengthening the market position of Moen, our top-selling brand.

Across the company, our brands derive their enduring strength . . . and continued growth . . . from our passion for building consumer brands. We're energizing our markets . . . creating demand and gaining share with innovative new products. With creative advertising that connects with consumers. With marketing and merchandising that put our brands front and center at retail.

The result: We're winning in the marketplace. More than 80% of our sales come from brands that are #1 or #2 in their markets. That's staying power.




The ball that's turning GOLF upside down
USA TODAY


PRO • V1
EXCEPTIONAL DISTANCE WITH DROP-AND-STOP™ PERFORMANCE
Titleist
PRO • V1

TITLEIST PRO V1

QUITE SIMPLY, THE BIGGEST STORY OF THE YEAR IN GOLF. BY YEAR END, PRO V1 ALONE CAPTURED A SENSATIONAL 28% DOLLAR SHARE AT ON-COURSE GOLF SHOPS...AND MORE WORLDWIDE PROFESSIONAL TOUR VICTORIES THAN EVERY COMPETITOR COMBINED.



TITLEIST PRO TITANIUM 975J

TITLEIST'S ADVANCED TECHNOLOGY PRODUCES LONGER, STRAIGHTER TEE SHOTS... AND HIGHER SALES IN THE COMPETITIVE DRIVER MARKET.



MASTER LOCK STREET CUFF

PATENTED DESIGN BREAKTHROUGHS LIKE THE PYTHON CABLE LOCK AND THE STREET CUFF BIKE AND MOTORCYCLE LOCK ARE SECURING ADDITIONAL GROWTH FOR MASTER LOCK.


VOX

VOX VODKA

ALREADY THE #3 ULTRA-PREMIUM VODKA, VOX IS THE FASTEST-GROWING BRAND IN ITS MARKET.



WATERLOO TOOLDOCK

CREATING THE MODULAR WORKSHOP CATEGORY GIVES US NEW GROWTH OPPORTUNITIES AT HOME CENTERS.



KENSINGTON SLIM MICROSAVER

WE HAVE A LOCK ON THE LAPTOP COMPUTER SECURITY MARKET. KENSINGTON INVENTED THE SECURITY SLOT BUILT INTO 95% OF LAPTOPS... AND DEVELOPED THE BEST-SELLING LOCKS THAT SAFEGUARD YOUR COMPUTER AND YOUR DATA.

INNOVATION IS MORE THAN AN ENGINE THAT POWERS GROWTH – IT'S A WAY OF LIFE at Fortune Brands. Day in and day out – economy up or down – our researchers, engineers and designers are creating entirely new product categories and continuously improving other successful products. The results of our pace-setting innovation are dramatic: technology that's improving your golf game... sensational spirits flavors that you've never tasted before... new styles and finishes that upgrade your kitchen or bath... office products that are easier than ever to use. We're winning in the marketplace, and the best is surely yet to come.


Titleist
1


Smooth, mellow and refined.
Actually, we're talking about the bourbon.
JIM BEAM BLACK
It's time for a better bourbon.

JIM BEAM

AS PART OF THE BIGGEST AD CAMPAIGN IN JIM BEAM'S HISTORY, WE'RE SUPPORTING DOUBLE-DIGIT GROWTH FOR OUR UPSCALE JIM BEAM BLACK LINE EXTENSION.



KNOB CREEK

THE #1 ULTRA-PREMIUM BOURBON AGES WELL. WITH DOUBLE-DIGIT SALES GROWTH FOR 9 CONSECUTIVE YEARS, IT'S LED THE REVITALIZATION OF THE ENTIRE BOURBON CATEGORY.


THEY MAKE OTHER GOLF BALLS
CRY UNCLE.

TITLEIST

THE TITLEIST NXT INSTANTLY MADE ITS MARK IN 2001 WITH THE MOST ADVANCED SOFT-CORE, LONG-DISTANCE GOLF BALL TECHNOLOGY AND A HIGH-IMPACT MULTIMEDIA MARKETING CAMPAIGN.


Master Lock

MASTER LOCK

A CREATIVE PARTNERSHIP WITH SONY LOCKED UP HIGHER BACK-TO-SCHOOL SALES.


office romance.

SWINGLINE

NEW CONSUMER ADVERTISING IS FORTIFYING SWINGLINE'S MARKET LEADERSHIP AND SHOWCASING ITS INDUSTRY-LEADING STYLE.

SUPPORTING OUR BRANDS with creative marketing and robust advertising spending is critical to our success. In the aisles, on the 'net, in print and over the airwaves, we're connecting with consumers to build demand and sustain growth. And because we see brand investment during challenging economic times as a competitive advantage, we continued to win in the marketplace in 2001, gaining or holding share in key consumer markets.

Strategic FOCUS


THE WORLD'S FINEST BOURBON
JIM BEAM
BEAM FORMULA
A STANDARD SINCE 1795
KENTUCKY STRAIGHT
ABSOLUT
Country of Sweden
VODKA

The "distribution rights" for *Absolut* vodka would simply be sold off to the highest bidder, said the experts. As it turns out, those experts weren't very imaginative ...because together with the creative minds at *Absolut,* we created a dramatically different solution: an innovative strategic partnership in which the world's #1 bourbon joined forces with the #1 imported vodka in America. Now, Jim Beam and *Absolut* are fueling a combined powerhouse distribution portfolio that's enhancing our market strength while reducing our costs, and giving *Absolut's* owners a valuable stake in the distribution of their brands.

This strategic partnership reflects the inspired thinking and disciplined approach that Fortune Brands is using to create joint ventures, seek out high-return acquisition opportunities and sharpen the strategic focus of our businesses. All with these simple objectives in mind: strengthen our place in the market...position our businesses for stronger growth... create even greater shareholder value... and build our staying power.



JIM BEAM
Famous for Quality
SINCE 1795
THE WORLD'S FINEST BOURBON
JIM BEAM
BEAM FORMULA
SOUR MASH
40% ALC/VOL (80 PROOF)
KENTUCKY STRAIGHT
BOURBON WHISKEY
NONE GENUINE WITHOUT MY SIGNATURE
DISTILLED AND BOTTLED BY
JAMES B. BEAM DISTILLING CO.
BEAM • CLERMONT
FRANKFORT, KENTUCKY USA



CABINETS

THROUGH SUCCESSFUL ACQUISITIONS AND ORGANIC SALES GROWTH, WE'VE MORE THAN TRIPLED OUR CABINET SALES SINCE 1997 AND BUILT AMERICA'S 2ND BIGGEST CABINET COMPANY.

CABINET SALES *(in millions, rounded to nearest $10 million)*

01	$810
00	$780
99	$610
98	$410
97	$250


KNOB CREEK
DALMORE
12
VOX
VOX
El Tesoro

SPIRITS & WINE

OUR STRATEGIC FOCUS ON PREMIUM SPIRITS & WINE PAID OFF *IN THE HIGHEST OF INDUSTRY HONORS IN 2001: DISTILLER OF* THE YEAR AT THE INTERNATIONAL WINE & SPIRIT COMPETITION AND WINERY OF THE YEAR IN *WINE & SPIRITS* MAGAZINE.

OUR SHARPENING SPIRITS & WINE FOCUS IS FURTHER REFLECTED IN OUR ENHANCED INTERNATIONAL DISTRIBUTION THROUGH OUR MAXXIUM JOINT VENTURE AND OUR DEPARTURE FROM THE LOW-MARGIN PRIVATE-LABEL SCOTCH BUSINESS.


wilsonjones
view·tab
transparent dividers

WILSON JONES

TO BOOST THE PROFITABILITY OF OUR LEADING OFFICE PRODUCTS BRANDS, WE'RE AGGRESSIVELY REPOSITIONING TO FOCUS ON THE FASTEST-GROWING PRODUCT CATEGORIES.

美国摩恩
MOEN
摩恩龙头 • 终生享用

MOEN

MOEN IS CAPITALIZING ON INTERNATIONAL GROWTH OPPORTUNITIES BY EXPANDING OPERATIONS GEARED TOWARD THE CHINESE MARKET.

WE'RE FOCUSING HIGH-RETURN STRATEGIC INITIATIVES on maximizing success in the fastest-growing segments of our markets. In the kitchen and bath market, we've expanded strength in both the new-construction and the less cyclical replace-and-remodel segments. And we're capitalizing on strong growth – at home and abroad – in the premium and super-premium end of the spirits and wine market.



Continuously TRANS-FORMING Operations

It was an unprecedented success . . . that helped create an unprecedented challenge. When the Titleist Pro V1 instantly became the most-played golf ball on the PGA Tour in October of 2000, the future of golf ball construction arrived . . . ahead of schedule. Demand exploded . . . and Titleist was determined to accelerate transformation of nearly half of our golf ball production capacity from wound to solid construction, in order to maintain our commanding market leadership. The people behind the #1 ball in golf rose to the challenge. We pumped up capital investment. Six-month plans became two-month plans. Crews worked 24/7. The results a year later: 45 million Pro V1s produced in 2001, record market share for a single golf ball model, additional advanced-technology capacity for 2002, and a production transformation so massive that one skeptical observer even called it "a business miracle."

In ways big and small, we're transforming operations across the company to improve performance . . . in the marketplace and at the bottom line. That's staying power.


Master



OFFICE PRODUCTS

REPOSITIONING OUR OFFICE PRODUCTS BUSINESS IS YIELDING MAJOR OPERATIONAL BENEFITS, INCLUDING BETTER INVENTORY MANAGEMENT AND STRONGER CASH FLOW.


Market Strength
UP
Distribution Costs
DOWN

SPIRITS & WINE

THANKS TO OUR BOLD U.S. SPIRITS AND WINE JOINT VENTURE, WE'VE REDUCED THE COST OF DISTRIBUTING OUR BRANDS BY 40%.



MOEN

POWERED BY INGENUITY AND STREAMLINED INTERNET DESIGN PROCESSES, MOEN IS BRINGING NEW FAUCET DESIGNS TO MARKET 33% FASTER.



CABINETS

THE INTEGRATION OF OUR CABINET OPERATIONS IS BOOSTING PRODUCTIVITY, CAPITALIZING ON COST SYNERGIES AND SERVING OUR CUSTOMERS BETTER.


ACUSHNET COMPANY

TITLEIST, FOOTJOY AND COBRA

WITH THE GOLF INDUSTRY'S LEADING E-BUSINESS INITIATIVE, WE'RE GIVING CUSTOMERS STATE-OF-THE-ART ONLINE TOOLS TO PLACE ORDERS, TRACK SHIPMENTS, MAKE PAYMENTS...AND SAVE VALUABLE TIME.

OUR SUPPLY CHAIN UPGRADES ARE ABOUT MUCH MORE THAN REDUCING COST. They're also adding value for our customers. We're using technology to be even more responsive, to fill orders faster, manage inventories better and exceed the expectations of our retail and wholesale partners. It's no wonder our brands consistently earn acclaim from major customers. In 2001 alone, we were faucet supplier of the year for Pulte Homes; cabinet supplier of the year at Home Depot; "quality source of the year" at Sears for Waterloo; and more.

FORTUNE BRANDS, INC.

www.fortunebrands.com

HOME & HARDWARE

www.moen.com / www.masterlock.com / www.masterlockbike.com
www.masterbrandcabinets.com / www.aristokraft.com / www.schrock.com
www.decoracabinets.com / www.diamond2.com / www.kemper2.com
www.pure-touch.com / www.waterlooindustries.com

SPIRITS & WINE

www.jimbeam.com / www.smallbatch.com / www.knobcreek.com
www.dekuyper.com / www.voxvodka.com / www.peakwinesinternational.com

GOLF

www.titleist.com / www.footjoy.com / www.dryjoys.com / www.cobragolf.com
www.pinnaclegolf.com / www.scottycameron.com

OFFICE

www.accobrands.com / www.accoeurope.com / www.accoaust.com.au
www.swingline.com / www.wilsonjones.com / www.kensington.com / www.daytimer.com
www.apollopresentations.com / www.boone.com / www.gravis.com

	Net Sales			Operating Company Contribution [a]		
(In millions)	*2001*	*2000*	*1999*	*2001*	*2000*	*1999*
Home products	*$2,106.8*	$2,122.5	$1,872.3	*$318.1*	$340.4	$300.2
Spirits and wine	*1,369.3*	1,228.9	1,269.6	*306.0*	309.1	293.6
Golf products	*946.5*	965.2	977.7	*131.3*	145.2	147.0
Office products	*1,256.1*	1,435.4	1,381.0	*50.1*	79.5	88.5
Continuing operations	*$5,678.7*	$5,752.0	$5,500.6	*$805.5*	$874.2	$829.3

[a] *Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-downs of identifiable intangibles and goodwill, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expenses, net, income taxes and minority interests. (See Note 15.)*

Consolidated

2001 COMPARED TO 2000 Net sales decreased $73.3 million, or 1%. The decrease was principally caused by volume declines in certain existing product lines, primarily in the office, home and golf segments, the sale of the U.K.-based private-label Scotch business in October 2001, as well as unfavorable foreign exchange ($72 million). These factors were partly offset by the introduction of new products and line extensions and higher average selling prices. On a comparable basis to the prior year period, excluding the impact of the revenues recorded under the interim distribution agreement with Vin & Sprit, revenues for the U.K. private-label Scotch business for the fourth quarter of 2000 and the impact of excise taxes and foreign exchange, net sales would have decreased $139.7 million, or 3%. Additionally, as a result of the establishment of Vin & Sprit's new U.S. subsidiary as the exclusive importer of Vin & Sprit's products, revenues under the interim distribution agreement will no longer be recorded by our spirits and wine business as of January 1, 2002.

Operating company contribution decreased $68.7 million, or 8%, on the lower volumes in certain existing product lines that were spread across our existing fixed cost base, lower margins, particularly in the golf segment, and unfavorable foreign exchange rates ($13 million), partially offset by savings achieved as a result of our restructuring actions and the lower selling costs as a result of the Future Brands joint venture. On a comparable basis, excluding the impact of the U.K. private-label Scotch business in the fourth quarter of 2000 and foreign exchange, operating company contribution would have decreased 4%.

As a result of an uncertain U.S. economic outlook, it is difficult to predict consumer spending trends and the effect they may have on our businesses in 2002.

During the fourth quarter of 2001, we recorded a non-cash write-down of identifiable intangibles of $73.3 million ($67.1 million after tax, or 44 cents per basic and 43 cents per diluted share). The write-down recognized the diminished fair values of select identifiable intangibles resulting from the restructuring of office products and the consolidation of tradenames in home products. The write-downs by business segment were: office products – $64.4 million and home products – $8.9 million.

We reported increases in deferred income and minority interest in consolidated subsidiaries as of December 31, 2001 as compared with December 31, 2000. The change in deferred income arose from the payment of $270 million from Vin & Sprit, the maker of Absolut vodka, to gain access to our spirits and wine business's U.S. distribution network and to acquire a 49% interest in Future Brands LLC. This amount will be amortized to other (income) expenses, net on a straight-line basis over the next ten years as Jim Beam Brands Co. ("JBB Co.") has, in the event of a default of Future Brands LLC, continuing operating obligations including, but not limited to, making payments to suppliers, employees and other parties with which the joint venture has contracts. The change in minority interest resulted from the payment of $375 million from Vin & Sprit to acquire a 10% equity interest in our spirits and wine business in the form of convertible preferred stock.

In December 2001, we recapitalized our office products business through the sale of a minority interest of less than 1% of our common shares in the business to a passive investor. The transaction allowed us to access a capital tax loss that offset other gains, resulting in a net tax benefit of $72.9 million, or 48 cents per basic and 47 cents per diluted share. An additional sale of our common shares in this business was completed in January 2002. Coupled with common shares sold in December, we will recognize a minority interest of less than 2% in the business. Additionally, the transaction resulted in a substantial capital tax loss which carries forward and will be realized in the event that the Company has qualified taxable capital gains.

On October 16, 2001, the Company announced that its spirits and wine business sold its U.K.-based Scotch whisky business for $280 million in cash. The sale of the business consisted of the Invergordon private-label and bulk Scotch operations and several regional brands in the U.K. The products included in the agreement generated sales of approximately $235 million (including excise taxes) and operating company contribution of approximately $38 million in 2000. The Company also recorded an after-tax gain of $21.8 million, or 15 cents per basic and 14 cents per diluted share.

During 2001, we recorded aggregate pre-tax restructuring and other nonrecurring charges of $98.1 million ($63.3 million after-tax, or 42 cents per basic and 41 cents per diluted share). (See Note 14.) These charges principally related to product line discontinuances, relocation of operations and expenses associated with the exploration of strategic options in the office segment, inventory write-offs and lease cancellation costs in the home segment, reductions in wound golf ball capacity and inventory write-offs in the golf segment, and other workforce reduction initiatives across these segments.

Interest and related expenses decreased $37 million, or 28%. This decline primarily reflected lower interest rates in 2001 and the repayment of debt using proceeds received from Vin & Sprit and from the sale of the U.K. private-label Scotch business.

The effective income tax rate comparison was distorted primarily by the absence of tax benefits on the write-down of goodwill, lower pre-tax income due to the impact of the restructuring and other nonrecurring charges taken in 2001 and the recognition of a net tax benefit due to the sale of a minority interest in our office products business and the benefit of reversal of prior year tax reserves no longer required. Excluding these charges and reversals, the effective income tax rates were 38.1% for 2001 and 40.4% for 2000.

Net income in 2001 of $386.0 million, or $2.55 basic and $2.49 diluted per share, compared with a net loss of $137.7 million, or 88 cents per share, for 2000.

Income from operations before one-time items was $373.4 million, or $2.46 basic and $2.41 diluted per share, for 2001, compared with $366.2 million, or $2.32 basic and $2.29 diluted per share, for 2000. Income from operations before one-time items for the year ended December 31, 2001 represented income before the $98.1 million ($63.3 million after tax, or 42 cents basic and 41 cents diluted per share) restructuring and other nonrecurring charges, a $73.3 million ($67.1 million after tax, or 44 cents basic and 43 cents diluted per share) write-down of identifiable intangibles, a $72.9 million net tax benefit recognized as a result of the recapitalization of the office products business, a $31.0 million tax reserve reversal, the $28.5 million ($17.3 million after tax, or 11 cents per share) interest income on the tax refund and the $16.6 million ($21.8 million after tax, or 15 cents basic and 14 cents diluted per share) gain on the sale of the U.K. private-label Scotch business. Income from operations before one-time items for the year ended December 31, 2000 represented income before the $502.6 million ($487.3 million after tax, or $3.09 per share) goodwill write-down, the $73.0 million ($46.6 million after tax, or 30 cents per share) restructuring and other nonrecurring charges and a $30.0 million reversal of a tax reserve that was no longer required.

We derived approximately 22% of our 2001 and 23% of our 2000 operating company contribution from international markets, principally the United Kingdom, Australia and Canada. Fluctuations in the exchange rates of foreign currencies may affect results in future periods. Fluctuations in average foreign exchange reduced 2001 operating company contribution by approximately 2%. We cannot accurately predict fluctuations in foreign exchange rates. A 10% change in average exchange rates for the foreign currencies from 2001 average rates would have resulted in a change in operating company contribution of approximately $18 million, or about 2%.

PENDING LITIGATION On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company (the "Indemnitors") agreed to indemnify the Company against claims including legal expenses arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

The Company is a defendant in numerous actions based upon allegations that human ailments have resulted from tobacco use. Management believes that there are meritorious defenses to the pending actions, including the fact that the Company never made or sold tobacco, and these actions are being vigorously contested. However, it is not possible to predict the outcome of the pending litigation, and it is possible that some of these actions could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of the pending litigation. Management believes that the pending actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company as long as the Indemnitors continue to fulfill their obligations to indemnify the Company under the aforementioned indemnification agreement.

In addition to the lawsuits described above, the Company and its subsidiaries are defendants in lawsuits associated with their businesses and operations. It is not possible to predict the outcome of the pending actions, but management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company. These actions are being vigorously contested.

ENVIRONMENTAL MATTERS Along with other responsible parties, our subsidiaries face claims relating to the protection of the environment. As of February 12, 2002, various of our subsidiaries had been designated as potentially responsible parties under "Superfund" or similar state laws in 54 instances. We have reached settlements in 40 of these instances. We believe that the cost of complying with the present environmental protection laws, before considering estimated recoveries either from other responsible parties or insurance, will not have a material adverse effect upon our results of operations, cash flows or financial condition. At December 31, 2001 and 2000, we have accrued $51.7 million and $55.9 million, respectively, to cover these matters.

RELATED PARTY TRANSACTIONS

FUTURE BRANDS LLC In 2001, the Company's spirits and wine business completed transactions with Vin & Sprit AB of Sweden ("V&S") creating a joint venture, named Future Brands LLC (the "LLC"), to distribute both companies' spirits and wine brands in the United States. As part of forming this joint venture, our spirits and wine business has, in the event of a default of the LLC, a continuing obligation to satisfy any financial obligations of the LLC that may arise in the event that the LLC fails to fulfill its operating obligations and which results in a claim. These financial obligations include, but are not limited to, making payments to suppliers, employees and other parties with which the LLC has contracts. At December 31, 2001, JBB Co. did not have any outstanding obligations as a result of this arrangement. JBB Co.'s transactions with the LLC amounted to: sales of $498.7 million in 2001, accounts receivable of $92.0 million, accounts payable of $23.7 million and an investment of $9.4 million as of December 31, 2001.

MAXXIUM WORLDWIDE BV In 1999, the spirits and wine business formed an international sales and distribution joint venture named Maxxium Worldwide B.V. ("Maxxium") with Remy-Cointreau and Highland Distillers, which began operating in August 1999, to distribute and sell spirits in key markets outside the United States. As a result of forming this joint venture, the Company has guaranteed certain credit facilities and bank loans entered into by Maxxium up to an amount totaling $55 million, of which $48 million was outstanding as of December 31, 2001. At December 31, 2000, the guarantees totaled $77 million, of which $68 million was outstanding. Jim Beam Brands Worldwide ("JBBW") has also executed a Shareholder Loan Facility ("Loan Facility") with Maxxium. There are no amounts outstanding under this Loan Facility as of December 31, 2001. As of December 31, 2000, the outstanding balance under the Loan Facility was $18.6 million. This Loan Facility expires December 31, 2003. JBB Co.'s transactions with Maxxium included the following: sales of $168.2 million, $160.0 million and $84.3 million for the years ended December 31, 2001, 2000 and 1999, respectively, accounts receivable of $39.5 million, $57.6 million and $55.0 million as of December 31, 2001, 2000 and 1999, respectively, and accounts payable of $6.1 million, $22.4 million and $20.0 million as of December 31, 2001, 2000 and 1999, respectively, and an investment of $63.0 million, $66.9 million and $68.6 million as of December 31, 2001, 2000 and 1999, respectively.

CRITICAL ACCOUNTING POLICIES Financial Reporting Release No. 60, which was recently issued by the Securities and Exchange Commission ("SEC"), requires all registrants, including the Company, to include a discussion of "critical" accounting policies or methods used in the preparation of financial statements. We believe the following critical accounting policies affect our more significant judgements and estimates used in the preparation of our consolidated financial statements.

Inventories

Inventories are priced at the lower of cost (principally first-in, first-out and average, with minor amounts at last-in, first-out) or market. In accordance with generally recognized trade practice, bulk whiskey inventories are classified as current assets, although the majority of such inventories, due to the duration of aging processes, ordinarily will not be sold within one year.

Intangibles

Goodwill is amortized on a straight-line basis over its estimated useful life, principally over a forty year period, except for certain amounts related to businesses acquired prior to 1971, which are not being amortized because they have been determined to have continuing value over an indefinite period.

The Company evaluates the recoverability of goodwill by estimating the future discounted cash flows of the businesses to which the goodwill relates. The rate used in determining discounted cash flows is a rate corresponding to the Company's cost of capital, risk adjusted where necessary. Estimated cash flows are then determined by disaggregating the Company's business segments to an operational and organizational level for which meaningful identifiable cash flows can be determined. When estimated future discounted cash flows are less than the carrying value of the net assets (tangible and identifiable intangibles) and related goodwill, impairment losses of goodwill are charged to operations. Impairment losses, limited to the carrying value of goodwill, represent the excess of the sum of the carrying value of the net assets (tangible and identifiable intangible) and goodwill over the discounted cash flows of the business being evaluated. In determining the estimated future cash flows, the Company considers current and projected future levels of income as well as business trends, prospects and market and economic conditions. Prior to April 1, 1999, the assessment of recoverability and measurement of impairment of goodwill was based on undiscounted cash flows.

The assessment of recoverability and measurement of impairment of identifiable intangibles is based on an undiscounted cash flow basis.

Net Sales
The Company generally recognizes revenue as products are shipped to customers, net of applicable provisions for discounts, returns and allowances. The Company provides for its estimate of potential bad debt and warranty expense at the time of revenue recognition.

Customer Program Costs
The Company generally recognizes customer program costs in either net sales or the category "advertising, selling and general and administrative costs" at the time the program is initiated and/or the revenue is recognized. These costs include competitor product buy-backs, cooperative advertising programs, shared media programs, product buy-downs and other miscellaneous programs. These costs totaled $392.8 million, $408.6 million, and $345.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Derivative Financial Instruments
Effective January 1, 2001, the Company adopted FAS Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment FAS Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require recognition of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. If the derivative is designated as a fair value hedge and is effective, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the same period. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

RECENTLY ISSUED ACCOUNTING STANDARDS The Emerging Issues Task Force ("EITF") issued EITF No. 00-14, "Accounting for Certain Sales Incentives," which addresses the recognition, measurement and statement of earnings classification for certain sales incentives, and will be effective in the first quarter of 2002. As a result, certain items previously included in cost of sales and in selling and administrative costs on the consolidated statement of operations will be recorded as a reduction of sales. Upon adoption, prior period amounts will be reclassified to conform to the new requirements. In April 2001, the EITF reached a consensus on Issue EITF No. 00-25, "Vendor Income Statement Characterization of Consideration to a Purchase of the Vendor's Products or Services." EITF Issue No. 00-25 requires that certain expenses included in cost of sales and in selling and administrative costs be recorded as a reduction of sales and will be effective in the first quarter of 2002. In total, the impact of these two issues will result in a reclassification to sales of $117.6 million and $115.7 million for the years ended December 31, 2001 and 2000, respectively, which were previously recorded in the category "advertising, selling, general and administrative expenses."

Additionally, in July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Effective January 1, 2002, we will no longer be required to amortize goodwill and certain intangible assets as a charge to earnings. In addition, we will be required to review goodwill and other intangible assets for potential impairment on an annual basis. As a result of adopting this new standard, we currently anticipate that intangible amortization will be reduced by approximately $50 million, which will result in an earnings per share benefit of approximately 31 cents in 2002.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. We plan to adopt the standard at the beginning of 2002.

CONVERSION TO THE EURO Certain of our subsidiaries are engaged in business in some of the countries that participate in the European monetary union. We do not expect the conversion to the Euro to have a material effect on our results of operations, cash flows or financial conditions.

COST INITIATIVES We continuously evaluate the productivity of our product lines and existing asset base and actively seek to identify opportunities to improve our cost structure. Future opportunities may involve, among other things, the reorganization of operations or the relocation of manufacturing or assembly to locations generally having lower costs. Implementing any significant cost reduction and efficiency opportunities could result in charges.

2000 COMPARED TO 1999 Net sales grew $251.4 million, an increase of 5%. The increase was primarily due to the introduction of new products, line extensions, and the full-year benefit of acquisitions made in 1999 in the home and office products segments. These increases were partly offset by lower average foreign exchange rates, volume declines in some existing products and increased rebates and allowances in the United States in our office products segment. In addition, reported sales of spirits and wine were lower because sales through the Maxxium joint venture are net of excise taxes and distribution costs, which are now incurred by the venture. Absent this change, sales would have increased 6%. Operating company contribution, our key measure by which we gauge performance, increased $44.9 million, or 5%, on the benefit of the higher sales, improved product mix and savings resulting from our restructuring initiatives.

During the fourth quarter of 2000, we recorded a non-cash write-down of goodwill of $502.6 million, ($487.3 million after tax, or $3.09 per share). This action resulted from the significant shortfall in office products earnings, the softening conditions in the office products industry and the ongoing strategic review process, which led to the implementation of additional restructuring plans.

During 2000, we recorded aggregate pre-tax restructuring and other nonrecurring charges of $73.0 million ($46.6 million after-tax, or 30 cents per share). (See Note 14.) These charges principally related to relocation costs for manufacturing facilities in the office segment, rationalization of operations in the home segment, product line discontinuances and manufacturing consolidation in the golf segment, and other workforce reduction initiatives across these segments and downsizing and relocation of the Corporate office.

Interest and related expenses increased 25%. This increase reflected higher average borrowings resulting primarily from share repurchases, an investment in a joint venture and higher average interest rates. Corporate administrative expense decreased $22.5 million, or 36%, due to the restructuring program initiated in 1999.

The effective income tax rate comparison was distorted primarily by the absence of tax benefits on the write-down of goodwill, lower pre-tax income due to the impact of the restructuring and other nonrecurring charges taken in 2000 and the benefit of reversal of prior year tax reserves no longer required. Excluding these charges and reversals, the effective income tax rate was 40.4% for 2000 and 1999.

Net loss was $137.7 million, or 88 cents per share, in 2000 compared with a net loss of $890.6 million, or $5.35 per share, for 1999.

Income from operations before net charges was $366.2 million, or $2.32 basic and $2.29 diluted per share for 2000, compared with $339.8 million, or $2.03 basic and $1.99 diluted per share for 1999. Income from operations before net charges for the year ended December 31, 2000 represented income before the $502.6 million ($487.3 million after tax, or $3.09 per share) goodwill write-down, the $73.0 million ($46.6 million after tax, or 30 cents per share) restructuring and other nonrecurring charges and a $30.0 million reversal of a tax reserve that was no longer required. Income from operations before net charges for the year ended December 31, 1999 represented income before the $1,126 million, or $6.76 per share, goodwill write-down, the $196.0 million ($125.6 million after tax, or 75 cents per share) of restructuring and other nonrecurring charges and the $31.6 million ($21.2 million after tax, or 13 cents per share) gain on the sale of a financing subsidiary.

Home Products

2001 COMPARED TO 2000 Net sales decreased $15.7 million, or 1%, on lower volumes in certain existing product lines, particularly tool storage, higher rebates as well as unfavorable foreign exchange rates ($6 million). These factors were largely offset by the introduction of new products and line extensions and higher average selling prices. Our results were tempered by the events of September 11 and the weak economy, including wholesale inventory reductions in the faucet segment.

Operating company contribution decreased $22.3 million, or 7%. The decrease in operating company contribution resulted from adverse operating leverage, specifically associated with the specialty plumbing parts unit, which is exiting a significant portion of its low-margin retail business, higher operating expenses and unfavorable product mix. This decrease was partly offset by higher average selling prices and savings from outsourcing initiatives.

The continued consolidation of the customer base in the home products industry, for example among home centers and large homebuilders, and increased price competition will continue to present us and our competitors with pricing challenges. Customer consolidation will also present opportunities for the most efficient manufacturers and skilled marketers.

Our home products business may be impacted by the continued uncertain U.S. economic outlook and its potential impact on the U.S. housing and remodeling markets.

2000 COMPARED TO 1999 Net sales increased $250.2 million, or 13%. The increase was primarily attributable to overall volume increases, the acquisition of NHB Group in October 1999 and price increases. The overall volume increases reflected line extensions, higher volume in some existing products and the introduction of new products.

Operating company contribution increased $40.2 million, or 13%. The operating company contribution increase resulted from the higher sales, improved product mix and a reduction in administrative expenses, partly offset by increased operating expenses. The increased operating expenses were primarily due to higher selling expenses and increased distribution and research and development expenses.

Spirits and Wine

2001 COMPARED TO 2000 Net sales increased $140.4 million, or 11%, principally as a result of Absolut vodka revenues recorded by the spirits and wine business on an interim basis until Vin & Sprit's U.S. subsidiary is fully operational, as well as volume increases in certain existing product lines and an increase in average selling prices in our Jim Beam bourbon and DeKuyper product lines. The volume increases included gains in our Jim Beam pre-mix product in Australia, cordials in the United Kingdom and premium and super-premium product lines in the United States. These benefits were partially offset by lower average foreign exchange rates during the year ($21 million). On a comparable basis with the prior year period, excluding the revenues recorded under the interim distribution agreement with Vin & Sprit and the U.K. private-label Scotch business for the fourth quarter of 2000 and the impact of excise taxes and foreign exchange, net sales would have increased $22.8 million, or 3%. Additionally, as a result of the establishment of Vin & Sprit's new U.S. subsidiary as the exclusive importer of Vin & Sprit's products, revenues under the interim distribution agreement will no longer be recorded by our spirits and wine business as of January 1, 2002.

Operating company contribution decreased $3.1 million, or 1%, due to the sale of the U.K. private-label Scotch business in October 2001 and unfavorable foreign exchange rates ($8 million). This decrease was partly offset by the higher average selling prices and volume increases in certain existing product lines (as noted above) and lower selling costs as a result of the Future Brands joint venture, as discussed below. On a comparable basis, excluding the impact of the U.K. private-label Scotch business in the fourth quarter of 2000 and foreign exchange, operating company contribution would have improved 8%.

On October 15, 2001, our spirits and wine business sold its U.K.-based Scotch whisky business for $280 million in cash. The sale of the business consisted of the Invergordon private-label and bulk Scotch operations and several regional brands in the U.K. The products included in the agreement generated sales of approximately $235 million (including excise taxes) and operating company contribution of approximately $38 million in 2000. The Company also recorded an after-tax gain of $21.8 million.

On May 31, 2001, the Company's spirits and wine business completed transactions with Vin & Sprit creating a joint venture, named Future Brands LLC, to distribute both companies' spirits and wine brands in the United States. Vin & Sprit paid $270 million to gain access to Beam's U.S. distribution network and to acquire a 49% interest in the LLC and paid $375 million to purchase a 10% equity interest in JBBW in the form of convertible preferred stock. The shares of JBBW convertible preferred stock issued to Vin & Sprit are convertible into 10% of the JBBW common stock and voting power equivalent to a 10% interest in JBBW common stock. The preferred stock is entitled to a dividend equal to the greater of 10% of the dividend paid upon JBBW common stock or 3% of the preferred stock's face value ($375 million) plus unpaid accrued dividends; no dividends may be paid on common stock unless all unpaid accrued JBBW preferred stock dividends have been paid. Vin & Sprit also received a 3-year option to increase its equity stake in JBBW by up to an additional 9.9%. Vin & Sprit may require the Company to purchase the JBBW preferred stock in whole or in part at any time after May 31, 2004, or upon a change in control of JBBW, Jim Beam Brands Co., or certain other events. The Company has accounted for the $270 million gain on the sale of 49% of the LLC as deferred income and the resulting tax on sale as a deferred income tax asset due to certain continuing obligations of JBB Co. including, but not limited to, making payments to suppliers, employees and other parties with which the LLC has contracts in the event of a default of the LLC. In June 2001, we started to amortize these amounts to other (income) expenses, net on a straight-line basis over the next ten years.

In addition, Vin & Sprit invested 107 million Euros (approximately $90 million) to acquire a 25% interest in our international sales and distribution joint venture, named Maxxium Worldwide B.V. Maxxium was formed in 1999 by JBBW, Remy-Cointreau and Highland Distillers to distribute and sell premium wines and spirits in key markets outside the United States.

The Maxxium joint venture, the merger of Grand Metropolitan and Guinness to create Diageo in late 1997, the sale of the Seagram brands to Diageo and Pernod-Ricard, and the Jim Beam-Absolut joint venture reflect a trend towards consolidation in the highly competitive global spirits and wine business. The creation of Diageo and the breadth of its portfolio, as well as continued consolidation of the supplier, distributor and retailer tiers, may present pricing and service challenges for our subsidiaries and their competitors. It may also present opportunities, particularly for the most efficient competitors.

Beverage alcohol sales are particularly sensitive to higher excise tax rates. Although no federal excise tax increase is presently pending in the U.S., our largest market, the possibility of future increases cannot be ruled out. It is impossible to predict whether any future excise tax increases will occur, and whether they may have an adverse effect on unit sales, profitability and industry trends if they occur.

For many years through 1995, consumption of distilled spirits decreased in many countries, including our major market, the U.S. However, since 1996, consumption in the U.S. has been steady or increased slightly, indicating that the historic decline may be reversing. From 1996 through 2000, aggregate U.S. cases of our spirits products sold by distributors to retailers decreased, although the rate of decline has slowed since 1998 to a decrease of 1% in 2001. The number of cases sold may have been affected by our spirits and wine business's historic strength in mid-to-low priced products that may not be fully benefiting from the factors influencing the recent industry trends. Our spirits and wine business has introduced and developed several premium brands in recent years and is focusing on the introduction of additional premium products to its portfolio to capitalize on the fastest-growing segment of the spirits and wine industry. The number of cases sold may have been affected by price increases our spirits and wine business has implemented in recent years to increase profits as compared to unit sales.

2000 COMPARED TO 1999 Net sales decreased $40.7 million, or 3%, principally on the effect of the Maxxium joint venture and lower average foreign exchange rates. Product is sold to Maxxium, net of excise taxes in certain markets, at a lower price since the related distribution costs are now incurred by Maxxium. On a comparable basis to prior periods, excluding the impact of Maxxium, net sales would have been $52.0 million higher, or 1% higher than 1999. This underlying increase in net sales was led by volume increases and higher prices. The volume increases primarily reflected increased volumes in existing premium, super-premium and wine products, line extensions and introductions of new products, principally in the United States, partially offset by volume declines in lower margin U.S. and Scotch whiskey brands.

Operating company contribution increased $15.5 million, or 5%. The increase resulted primarily from favorable price and volume changes for some brands in the United States, as well as reduced costs from the Maxxium distribution joint venture, partly offset by adverse foreign exchange rates.

Golf Products

2001 COMPARED TO 2000 Net sales decreased $18.7 million, or 2%, principally due to unfavorable foreign exchange rates ($18 million). In addition, the business experienced lower volumes in certain existing golf club, golf shoe and golf glove product lines and price competition largely offset by an increase in golf ball volumes and the introduction of new products across all product lines. Sales were adversely affected by a 1% decline in rounds played, soft economic conditions and a decline in destination travel after the events of September 11.

Operating company contribution decreased $13.9 million, or 10% on the lower sales, the discontinuance of certain product lines and unfavorable foreign exchange ($3 million). These conditions were partially offset by reduced operating expenses.

Competitors whose products have significant brand awareness have introduced golf balls into their product offerings in the past three years and the golf ball industry has experienced increased price competition, partially as a result of such introductions. Although our share of the domestic golf ball market fell slightly during 2000, our golf ball business recovered that market share by the end of 2001, largely as a result of the introduction of the Pro V1 and the recently introduced NXT.

The United States Golf Association ("USGA") establishes standards for golf equipment used in competitive play in the United States. On November 2, 1998, the USGA announced the immediate implementation of a new golf club performance rule that established a rebound velocity standard for driving clubs. The Royal and Ancient Golf Club ("R&A") establishes standards for golf equipment used in competitive play outside the United States and Mexico. On September 21, 2000, the R&A issued a Notice to Manufacturers announcing its decision not to adopt the USGA's rebound velocity standard or any new rule or test protocol for driving clubs. The R&A's decision not to adopt the rule implemented by the USGA has resulted in conflicting conformance standards for driving clubs in the United States and the rest of the world. The divergence between the USGA and the R&A on this issue may cause confusion to consumers and could be disruptive to the United States and world markets for driving clubs. In addition, the USGA rule could hamper innovation and make it more difficult to use technological advances to produce USGA conforming products. However, it is not possible to determine whether in the long term the USGA rule or the divergence in rules will have a material effect on the golf club industry and our golf products business.

Each of the USGA and the R&A has announced its intention to propose new rules addressing the overall distance standard for golf balls, golf club head size and golf club shaft length. Until more details regarding such potential rule changes become available, we cannot determine whether they would have a material effect on our golf products business and/or the golf industry. However, the new rules being considered could incorporate rules that would shorten the overall distance that golf balls are allowed to travel and that could hamper innovation in the design and manufacture of golf balls and golf clubs. The adoption of any such rules could materially impact our golf products business and/or the golf industry.

2000 COMPARED TO 1999 Net sales decreased $12.5 million on sales declines in some existing products, principally Cobra golf clubs, partly offset by line extensions and the introduction of new Titleist and FootJoy brands products.

Operating company contribution decreased $1.8 million, or 1%, on the lower sales and higher operating expenses partially offset by improved gross margins across all product categories. The increase in operating expenses was primarily due to higher advertising and volume-related selling expenses, partially offset by lower freight and distribution expenses.

Office Products

2001 COMPARED TO 2000 Sales decreased $179.3 million, or 12%, principally resulting from lower volumes in the United States across all product categories, including discontinuing certain unprofitable product lines and lower average foreign exchange rates ($27 million). In addition, U.S. and European economic softness and demand weakness caused by corporate layoffs coupled with ongoing inventory reductions by major customers have prolonged industry-wide volume challenges. These factors were partially offset by the introduction of new products, higher selling prices for select products, favorable product mix and reduced customer rebates due to the lower volumes.

Operating company contribution decreased $29.4 million, or 37%. The lower operating company contribution was primarily attributable to the lower sales, substantial adverse operating leverage as well as unfavorable foreign exchange rates ($2 million). In addition, unfavorable foreign exchange adversely impacted gross margins due to higher purchase costs. This decrease was partly offset by reduced operating expenses and savings achieved as a result of restructuring initiatives. These restructuring initiatives have resulted in a one-third reduction in headcount over the past two years, including 1,200 positions in 2001.

The factors that affected our 2001 results, as discussed above, in combination with an uncertain U.S. economic outlook, may continue to further impact sales of our office products business in future quarters.

The office products business is increasingly concentrated in a small number of major customers, principally office products superstores, large retailers, wholesalers and contract stationers. The continuing consolidation of both competitors and customers is causing increased pricing pressures and rebates that negatively affect results. Pricing pressures were compounded by the decision of several customers to continue to reduce inventory levels. These conditions persisted throughout 2001 and continue to present challenges for our office products group and its competitors. Customer rebates, in particular, are expected to increase in 2002.

In October 2000, we announced that we were exploring strategic options, including the potential sale of our office products business. We decided, in April 2001, not to divest our office products business due to weakness in the overall economy particularly impacting the office products industry. We are currently repositioning and restructuring the business to improve both financial results and the long-term value of the business. Under this plan, our office products group is realigning and streamlining its worldwide operations, intensifying its focus on growing profitable core product categories, divesting or discontinuing non-strategic and low-return product categories and reducing overhead expenses and excess capacity. As a result of this plan, the Company recorded total pre-tax restructuring and other nonrecurring charges of $69.7 million during the year ended December 31, 2001. These initiatives created net positive cash flow and improved use of working capital in 2001. We expect that these restructuring initiatives will generate incremental savings of $15 to $20 million in 2002, and that potential initiatives to reduce the business's manufacturing capacity and distribution infrastructure may result in additional charges.

2000 COMPARED TO 1999 Net sales increased $54.4 million, or 4%. The increase resulted primarily from the acquisition of Boone in October 1999 partly offset by lower average foreign exchange rates, volume declines in some existing products and weak volumes in the direct mail channel for time management products and in certain computer accessory product lines.

Operating company contribution decreased $9 million, or 10%. The decrease reflected lower gross margin, higher operating expenses and lower average foreign exchange rates, partly offset by savings achieved as a result of our restructuring program initiated in 1999. The gross margin decreased due to higher rebates and allowances in the United States and increased material costs. The higher operating expenses reflected increased selling expenses, higher freight costs due primarily to increased fuel prices, and increased distribution and general and administrative expenses, partly offset by reduced information technology related expenses.

(In millions, except per-share amounts)

2001	*1st*	*2nd*	*3rd*	*4th*
Net sales	*$1,301.0*	*$1,433.4*	*$1,472.3*	*$1,472.0*
Gross profit	*529.3*	*559.0*	*552.5*	*549.2*
Operating company contribution [(1)]	*161.1*	*217.5*	*199.4*	*227.5*
Net income	*61.5*	*102.9*	*92.8*	*128.8*
Earnings per common share				
Basic [(2)]				
Net income	*$.40*	*$.67*	*$.61*	*$.87*
Diluted[(2)]				
Net income	*$.39*	*$.66*	*$.60*	*$.84*

2000	*1st*	*2nd*	*3rd*	*4th*
Net sales[(3)]	$1,357.4	$1,496.6	$1,397.5	$1,500.5
Gross profit[(3)]	549.7	615.2	559.2	586.2
Operating company contribution	182.5	238.5	204.0	249.2
Net income (loss)	64.3	97.4	73.3	(372.7)
Earnings per common share				
Basic[(4)]				
Net income (loss)	$.40	$.61	$.47	$(2.41)
Diluted[(4)]				
Net income (loss)	$.39	$.61	$.46	$(2.41)

(1) *Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-downs of identifiable intangibles and goodwill, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expense, net, income taxes and minority interests. (See Note 15.)*

(2) *In 2001, net income and basic and diluted earnings per common share reflected restructuring and other nonrecurring charges of $42.3 million ($27.8 million after tax, or 18 cents) (See Note 14) and a $31.0 million tax reserve reversal, or 20 cents, in the second quarter (See Note 12); and restructuring and other nonrecurring charges of $55.8 million ($35.5 million after tax, or 24 cents basic and 23 cents diluted per share), a net tax benefit of $72.9 million recognized as a result of the recapitalization of the office products business (49 cents basic and 48 cents diluted per share) (See Note 2), a write-down of identifiable intangibles of $73.3 million ($67.1 million after tax or 45 cents basic and 44 cents diluted per share) (See Note 1), interest income of $28.5 million on a tax refund ($17.3 million after tax, or 12 cents basic and 11 cents diluted per share) (See Note 12) and the gain from the sale of the U.K. private-label Scotch business of $16.6 million ($21.8 million after tax, or 15 cents basic and 14 cents diluted per share), in the fourth quarter. (See Note 3.)*

(3) *Net sales and gross profit have been restated due to the reclassification of billed shipping and handling amounts in accordance with Emerging Issues Task Force Issue No. 00-10.*

In 2000, billed shipping and handling amounted to $14.1 million in the first quarter;$18.0 million in the second quarter; $17.9 million in the third quarter; and $18.7 million in the fourth quarter. (See Note 1.)

Net sales and gross profit have been restated to conform to the 2001 presentation due to the reclassification of customer rebates in accordance with Emerging Issues Task Force Issue No. 00-22.

In 2000, customer rebates amounted to $20.5 million in the first quarter; $22.0 million in the second quarter; $23.7 million in the third quarter; and $26.3 million in the fourth quarter. (See Note 1.)

(4) *In 2000, net income (loss) and basic and diluted earnings per common share reflected restructuring and other nonrecurring charges of $7.0 million ($4.5 million after tax, or 3 cents), in the first quarter (See Note 14); restructuring and other nonrecurring charges of $11.1 million ($7.0 million after tax, or 4 cents), in the second quarter; restructuring and other nonrecurring charges of $12.3 million ($7.7 million after tax, or 5 cents), in the third quarter; and restructuring and other nonrecurring charges of $42.6 million ($27.4 million after tax, or 17 cents) and a write-down of goodwill of $502.6 million ($487.4 million after tax, or $3.09), in the fourth quarter. (See Note 1.)*

The sum of the quarterly earnings per common share will not necessarily equal the amount shown for the year since the computations are performed independently and assumed conversion of preferred stock and exercise of stock options is not considered in loss periods due to it being antidilutive.

NET CASH PROVIDED FROM CONTINUING OPERATING ACTIVITIES Net cash provided from continuing operating activities in 2001 was $643.1 million compared with $472.4 million in 2000. The principal reasons for the increase were: the net income in 2001 and improvements in working capital management. These improvements resulted primarily from inventory reductions across all of our segments stemming from concerted efforts in inventory management.

Free cash flow of $311 million represents cash provided from continuing operating activities plus the tax on the sale of 49% of Future Brands LLC to Vin & Sprit less capital expenditures, dividends to stockholders, the tax benefit recognized as a result of the recapitalization of the office products business, the cash spend on restructuring activities, the receipt of a tax refund and interest income on the tax refund. Free cash flow is expected to be in the range of $225 to $250 million in 2002.

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES Investing activities provided cash of $339.7 million in 2001, and used net cash of $238.0 million in 2000. The change resulted from proceeds received from Vin & Sprit and from the sale of the U.K. private-label Scotch business.

CAPITAL EXPENDITURES. We focus our capital spending on growth initiatives and becoming the lowest cost producers of the highest quality products. Capital expenditures in 2001 were $207.3 million as compared with $227.2 million in 2000. This includes $19.9 million in 2000 related to restructuring activities (principally land and buildings related to relocation of certain operations to Mexico). See Note 15 for capital expenditures by segment. We currently estimate 2002 capital expenditures to be approximately $200 million. We expect to generate these funds internally.

ACQUISITIONS, DISPOSITIONS AND JOINT VENTURES. In 2001, our spirits and wine business entered into the Future Brands joint venture and received proceeds totaling $270 million from Vin & Sprit for the assets contributed and proceeds totaling $280 million from the sale of the U.K. private-label Scotch business. In addition, the spirits and wine business acquired long-term distribution rights for its super-premium tequila brands in 2001 ($6.5 million). In 2000, our spirits and wine business invested $25.6 million in its Maxxium joint venture toward its total investment of $110 million. (See Note 3.)

NET CASH USED BY FINANCING ACTIVITIES Net cash used by financing activities in 2001 was $957.2 million compared with $284.0 million in 2000. During the year, purchases of our common stock amounted to $272.8 million and proceeds received from the exercise of stock options increased as options exercises were higher than in the previous year. We used excess cash to pay down short-term debt of $950.9 million. In addition, the sale of a 10% equity interest in our wholly-owned spirits and wine subsidiary provided net cash of $373.0 million.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following tables represent our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees, as of December 31, 2001.

Payments Due by Period as of December 31, 2001 (In millions)

Contractual Obligations	*Total*	*Less than 1 year*	*1–3 years*	*4–5 years*	*After 5 years*
Short-term Borrowings (See Note 4)	$ 37.8	$ 37.8	$ –	$ –	$ –
Long-term Debt (See Note 5)	947.8	$ –	306.9	–	640.9
Capital Lease Obligations (See Note 5)	2.9	1.1	1.7	0.1	–
Operating Leases (See Note 11)	217.0	49.0	95.2	19.7	53.1
Other Long-Term Obligations (See Note 5)	1.0	0.3	0.7	–	–
TOTAL	$1,206.5	$88.2	$404.5	$19.8	$694.0

Amount of Commitment Expiration Per Period as of December 31, 2001 (In millions)

Other Commercial Commitments	*Total*	*Less than 1 year*	*1–3 years*	*4–5 years*	*After 5 years*
Maxxium Loan Commitment (See Note 3)	$ 13.3	$ –	$13.3	$–	$–
Standby Letters of Credit	14.4	14.4	–	–	–
Maxxium Guarantees (See Note 3)	55.0	15.0	40.0	–	–
Surety Bonds	28.4	28.4	–	–	–
TOTAL	$111.1	$57.8	$53.3	$–	$–

Dividends

We paid common dividends in 2001 of $0.97 per share. Dividends paid to common stockholders in 2001 increased to $147.2 million from $146.9 million in 2000 as the increase in our dividend offset the lower shares outstanding. With the December 3rd, 2001 dividend payment, we increased the common stock quarterly dividend by 4% to $.25 per share, or an indicated annual rate of $1.00 per share.

Financial Position

At December 31, 2001, total debt decreased $968.3 million to $989.5 million. Short-term debt decreased $766.8 million and long-term decreased $201.5 million. Our total debt-to-total-capital ratio decreased to 28.4% at December 31, 2001 from 47.8% at December 31, 2000. The decrease was primarily a result of the repayment of debt using the proceeds received from Vin & Sprit and from the sale of the U.K. private-label Scotch business.

At December 31, 2001, $1 billion of debt securities were available for public sale under our shelf registration with the Securities and Exchange Commission.

At December 31, 2001, we maintained two credit facilities, including a $750 million 5-year revolving credit agreement and a $500 million 364-day revolving credit agreement with a one-year option, which remained unused. These facilities are available for general corporate purposes, including acquisitions and share repurchases, and to support our short-term borrowings in the commercial paper market.

We believe that our internally generated funds, together with access to global credit markets, are adequate to meet our capital needs.

Working capital increased to $711.2 million at December 31, 2001 from $224.6 million at December 31, 2000. Decreased short-term debt (reflecting increased operating cash flows, the repayment of debt using the proceeds received from Vin & Sprit and from the sale of the U.K. private-label Scotch business) was the principal reason for the improvement, partly offset by the reduction in inventory levels across all our segments and a decline in accounts receivable. We believe that our 2001 working capital level was adequate to support continued growth.

Foreign Exchange

Our subsidiaries have investments in various foreign countries, principally the United Kingdom, as well as Australia and Canada. Therefore, changes in the value of the currencies of these countries affect our balance sheet and cash flow statements when translated into U.S. dollars.

Market Risk

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We enter into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates and interest rates. The counterparties are major financial institutions.

FOREIGN EXCHANGE CONTRACTS We enter into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies. These contracts limit the risk that would otherwise result from changes in exchange rates. We primarily hedged short-term intercompany loans, intercompany purchases and dividends declared by foreign operating companies. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. We reflect any gains and losses on forward foreign exchange contracts and the offsetting losses and gains on hedged transactions in the income statement.

At December 31, 2001, we had outstanding forward foreign exchange contracts to purchase $23 million and sell $114 million of various currencies (principally pound sterling and Euro) with a weighted average maturity of 73 days. At December 31, 2000, we had outstanding forward foreign exchange contracts to purchase $78 million and sell $81 million of various currencies (principally pound sterling) with a weighted average maturity of 41 days.

The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 2001 and 2000, the fair value of all outstanding contracts and the contract amounts was essentially the same. A 10% fluctuation in exchange rates for these currencies would change the fair value by approximately $5.5 million and $0.4 million, respectively. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts would offset the changes in the underlying value of the transactions being hedged.

INTEREST RATES We may, from time to time, enter into interest rate swap agreements to manage our exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. We record the payments or receipts on the agreements as adjustments to interest expense. At December 31, 2001 and 2000, we did not have any outstanding interest rate swap agreements.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our total long-term debt (including current portion) at December 31, 2001 and 2000 was $980.3 million and $1,138.5 million, respectively. If the prevailing interest rates at December 31, 2001 and 2000 had increased by 1%, the fair value of our total long-term debt would have decreased by approximately $62 million and $61 million, respectively. We based fair values on quoted market prices, where available, and on investment bankers' quotes using current interest rates, considering credit ratings and the remaining terms to maturity.

See Notes 1 and 13 for a discussion of the accounting policies for Derivative Financial Instruments and information on Financial Instruments, respectively.

Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries increased $376.4 million principally due to the sale of a 10% equity interest in our wholly-owned spirits and wine subsidiary, Jim Beam Brands Worldwide, to Vin & Sprit.

Stockholders' Equity

Stockholders' equity at year end 2001 decreased $33.2 million. We purchased, through open market purchases, 7.5 million and 10 million shares of common stock during 2001 and 2000, respectively.

Cautionary Statement

This annual report contains statements relating to future results. They are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. We caution readers that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to:

- changes in general economic conditions,
- foreign exchange rate fluctuations,
- changes in interest rates,
- competitive product and pricing pressures,
- trade consolidations,
- the impact of excise tax increases with respect to distilled spirits,
- regulatory developments,
- the uncertainties of litigation,
- changes in golf equipment regulatory standards,
- the impact of weather, particularly on the home and golf brand groups,
- expenses and disruptions related to shifts in manufacturing to different locations and sources,
- challenges in the integration of acquisitions and joint ventures, as well as
- other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

Quarterly Common Stock Cash Dividend Payments

	2001	2000
Payment date	*Per share*	*Per share*
March	*$.24*	$.23
June	*.24*	.23
September	*.24*	.23
December	*.25*	.24
	$.97	$.93

Quarterly Composite Common Stock Prices

	2001		2000	
	High	*Low*	*High*	*Low*
First	*$35.19*	*$28.38*	$33.25	$21.25
Second	*$38.40*	*$30.71*	$29.00	$22.69
Third	*$39.00*	*$30.25*	$26.50	$ 19.19
Fourth	*$40.54*	*$33.00*	$30.94	$24.06

The common stock is listed on the New York Stock Exchange, which is the principal market for this security. The high and low prices are as reported in the consolidated transaction reporting system.

CONSOLIDATED STATEMENT OF INCOME

FORTUNE BRANDS, INC. AND SUBSIDIARIES

For years ended December 31 (In millions, except per-share amounts)	*2001*	*2000*	*1999*
NET SALES	*$5,678.7*	$5,752.0	$5,500.6
Cost of products sold	*3,128.3*	3,089.0	2,873.1
Excise taxes on spirits and wine	*360.4*	352.7	401.8
Advertising, selling, general and administrative expenses	*1,475.9*	1,529.8	1,518.5
Amortization of intangibles	*62.7*	79.6	85.5
Write-down of identifiable intangibles and goodwill	*73.3*	502.6	1,126.0
Restructuring charges	*45.4*	19.7	136.8
Interest and related expenses	*96.8*	133.8	106.8
Other (income) expenses, net	*(56.0)*	0.8	(31.8)
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	*491.9*	44.0	(716.1)
Income taxes	*94.4*	176.6	169.9
Minority interests	*11.5*	5.1	4.6
NET INCOME (LOSS)	*$ 386.0*	$(137.7)	$(890.6)
EARNINGS PER COMMON SHARE			
Basic			
Net income (loss)	*$2.55*	$(0.88)	$(5.35)
Diluted			
Net income (loss)	*$2.49*	$(0.88)	$(5.35)
DIVIDENDS PAID PER COMMON SHARE	*$.97*	$.93	$.89
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING			
Basic	*151.7*	157.6	166.6
Diluted	*155.3*	157.6	166.6

See Notes to Consolidated Financial Statements.

FORTUNE BRANDS, INC. AND SUBSIDIARIES

December 31 (In millions, except per-share amounts)	*2001*	2000
ASSETS		
Current assets		
Cash and cash equivalents	*$ 48.7*	$ 20.9
Accounts receivable less allowances for discounts, doubtful accounts and returns, *2001 $61.0;* 2000 $60.0	*860.6*	952.1
Inventories		
Bulk whiskey	*180.8*	297.9
Other raw materials, supplies and work in process	*249.6*	303.7
Finished products	*426.2*	477.6
Total inventories	*856.6*	1,079.2
Other current assets	*203.7*	212.3
TOTAL CURRENT ASSETS	*1,969.6*	2,264.5
Property, plant and equipment		
Land and improvements	*99.8*	98.5
Buildings and improvements to leaseholds	*531.3*	552.0
Machinery and equipment	*1,513.7*	1,498.0
Construction in progress	*117.1*	126.6
	2,261.9	2,275.1
Less accumulated depreciation	*1,103.5*	1,070.0
Property, plant and equipment, net	*1,158.4*	1,205.1
Intangibles resulting from business acquisitions, net of accumulated amortization, *2001 $702.8;* 2000 $794.1	*1,789.6*	1,989.4
Other assets	*383.3*	305.1
TOTAL ASSETS	*$5,300.9*	$5,764.1

See Notes to Consolidated Financial Statements.

FORTUNE BRANDS, INC. AND SUBSIDIARIES

	2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Notes payable to banks	$ 37.8	$ 41.7
Commercial paper	–	751.9
Current portion of long-term debt	7.4	12.4
Accounts payable	308.9	291.8
Accrued taxes	353.3	387.3
Accrued customer programs	132.5	142.5
Accrued salaries, wages and other compensation	100.2	113.6
Accrued expenses and other liabilities	324.3	298.7
TOTAL CURRENT LIABILITIES	1,258.4	2,039.9
Long-term debt	950.3	1,151.8
Deferred income	227.2	–
Deferred income taxes	–	54.9
Postretirement and other liabilities	371.5	367.2
TOTAL LIABILITIES	2,807.4	3,613.8
Minority interest in consolidated subsidiaries	390.8	14.4
Stockholders' equity		
$2.67 Convertible Preferred stock	8.6	9.2
Common stock, par value $3.125 per share, 229.6 shares issued	717.4	717.4
Paid-in capital	113.2	125.9
Accumulated other comprehensive loss	(131.7)	(79.6)
Retained earnings	4,157.7	3,919.7
Treasury stock, at cost	(2,762.5)	(2,556.7)
TOTAL STOCKHOLDERS' EQUITY	2,102.7	2,135.9
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,300.9	$ 5,764.1

CONSOLIDATED STATEMENT OF CASH FLOWS

FORTUNE BRANDS, INC. AND SUBSIDIARIES

For years ended December 31 (In millions)	*2001*	*2000*	*1999*
OPERATING ACTIVITIES			
Net income (loss)	*$ 386.0*	$(137.7)	$ (890.6)
Write-down of identifiable intangibles and goodwill	*73.3*	502.6	1,126.0
Restructuring charges	*45.4*	19.7	136.8
Depreciation and amortization	*218.7*	236.7	230.5
Deferred income taxes	*(88.1)*	34.0	1.2
Decrease (increase) in accounts receivable	*37.0*	(22.6)	(24.4)
Decrease (increase) in inventories	*85.1*	(49.3)	34.7
(Increase) decrease in other assets	*(49.6)*	17.2	(57.2)
(Decrease) increase in accrued taxes	*(14.6)*	(46.6)	8.7
Decrease in accounts payable, accrued expenses and other liabilities	*(28.7)*	(68.8)	(68.6)
Tax benefit on the exercise of stock options	*(4.3)*	(0.2)	(15.2)
Other operating activities, net	*(17.1)*	(12.6)	6.5
NET CASH PROVIDED FROM CONTINUING OPERATING ACTIVITIES	*643.1*	472.4	488.4
INVESTING ACTIVITIES			
Additions to property, plant and equipment	*(207.3)*	(227.2)	(240.5)
Investment in joint venture and acquisitions, net of cash acquired	*(6.5)*	(25.6)	(132.3)
Proceeds from the disposition of property, plant and equipment	*3.3*	15.0	23.2
Proceeds from the contribution of assets to joint venture	*270.0*	–	–
Proceeds from the disposition of operations	*280.0*	–	–
Other investing activities, net	*0.2*	(0.2)	0.4
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	*339.7*	(238.0)	(349.2)
FINANCING ACTIVITIES			
Proceeds from sale of minority interest in wholly-owned subsidiary, net	*373.0*	–	–
(Decrease) increase in short-term debt, net	*(950.9)*	159.4	316.5
Issuance of long-term debt	–	–	226.3
Repayment of long-term debt	*(13.7)*	(43.4)	(182.6)
Dividends to stockholders	*(148.0)*	(147.7)	(149.6)
Cash purchases of common stock for treasury	*(272.8)*	(256.1)	(397.7)
Proceeds received from exercise of stock options	*54.0*	2.7	80.4
Other financing activities, net	*1.2*	1.1	(0.6)
NET CASH USED BY FINANCING ACTIVITIES	*(957.2)*	(284.0)	(107.3)
Effect of foreign exchange rate changes on cash	*2.2*	(1.4)	(0.3)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	*$ 27.8*	$ (51.0)	$ 31.6
Cash and cash equivalents at beginning of year	*$20.9*	$71.9	$40.3
Cash and cash equivalents at end of year	*$48.7*	$20.9	$71.9
Cash paid during the year for			
Interest, net of capitalized amount	*$ 94.5*	$140.9	$ 114.7
Income taxes	*$ 220.4*	$ 178.1	$ 171.3

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

FORTUNE BRANDS, INC. AND SUBSIDIARIES

(In millions)	$2.67 Convertible Preferred Stock	Common Stock	Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock, At Cost	Total
Balance at January 1, 1999	$10.5	$717.4	$147.6	$ 4.7	$5,245.4	$(2,028.1)	$4,097.5
Comprehensive income							
Net loss	–	–	–	–	(890.6)	–	(890.6)
Changes during the year	–	–	–	(19.6)	–	–	(19.6)
Total comprehensive loss	–	–	–	(19.6)	(890.6)	–	(910.2)
Dividends	–	–	–	–	(149.6)	–	(149.6)
Purchases	–	–	–	–	–	(397.6)	(397.6)
Tax benefit on exercise of stock options	–	–	(15.2)	–	–	–	(15.2)
Conversion of preferred stock and delivery of stock plan shares	(0.6)	–	(1.6)	–	–	115.5	113.3
Balance at December 31, 1999	$ 9.9	$717.4	$130.8	$ (14.9)	$4,205.2	$(2,310.2)	$2,738.2
Comprehensive income							
Net loss	–	–	–	–	(137.7)	–	(137.7)
Changes during the year	–	–	–	(64.7)	(0.1)	–	(64.8)
Total comprehensive loss	–	–	–	(64.7)	(137.8)	–	(202.5)
Dividends	–	–	–	–	(147.7)	–	(147.7)
Purchases	–	–	–	–	–	(255.8)	(255.8)
Tax benefit on exercise of stock options	–	–	(0.2)	–	–	–	(0.2)
Conversion of preferred stock and delivery of stock plan shares	(0.7)	–	(4.7)	–	–	9.3	3.9
Balance at December 31, 2000	$ 9.2	$717.4	$125.9	$ (79.6)	$3,919.7	$(2,556.7)	$2,135.9
Comprehensive income							
Net income	–	–	–	–	*386.0*	–	*386.0*
Changes during the year	–	–	–	*(52.1)*	–	–	*(52.1)*
Total comprehensive income	–	–	–	*(52.1)*	*386.0*	–	*333.9*
Dividends	–	–	–	–	*(148.0)*	–	*(148.0)*
Purchases	–	–	–	–	–	*(272.8)*	*(272.8)*
Tax benefit on exercise of stock options	–	–	*(4.3)*	–	–	–	*(4.3)*
Conversion of preferred stock, delivery of stock plan shares and sale of stock in a subsidiary	*(0.6)*	–	*(8.4)*	–	–	*67.0*	*58.0*
Balance at December 31, 2001	*$ 8.6*	*$717.4*	*$113.2*	*$(131.7)*	*$ 4,157.7*	*$ (2,762.5)*	*$2,102.7*

See Notes to Consolidated Financial Statements.

1. Significant Accounting Policies

BASIS OF PRESENTATION The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The consolidated financial statements are prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses for the reporting periods. Actual results for future periods could differ from those estimates.

Certain reclassifications have been made in the prior years' financial statements to conform with the current year presentation.

CASH AND CASH EQUIVALENTS Highly liquid investments with an original maturity of three months or less are included in cash and cash equivalents.

INVENTORIES Inventories are priced at the lower of cost (principally first-in, first-out and average, with minor amounts at last-in, first-out) or market. In accordance with generally recognized trade practice, bulk whiskey inventories are classified as current assets, although the majority of such inventories, due to the duration of aging processes, ordinarily will not be sold within one year.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are carried at cost. Depreciation is provided, principally on a straight-line basis, over the estimated useful lives of the assets. Gains or losses resulting from dispositions are included in income. Betterments and renewals which improve and extend the life of an asset are capitalized; maintenance and repair costs are expensed.

INTANGIBLES Goodwill is amortized on a straight-line basis over its estimated useful life, principally over a forty year period, except for certain amounts related to businesses acquired prior to 1971, which are not being amortized because they have been determined to have continuing value over an indefinite period.

The Company evaluates the recoverability of goodwill by estimating the future discounted cash flows of the businesses to which the goodwill relates. The rate used in determining discounted cash flows is a rate corresponding to the Company's cost of capital, risk adjusted where necessary. Estimated cash flows are then determined by disaggregating the Company's business segments to an operational and organizational level for which meaningful identifiable cash flows can be determined. When estimated future discounted cash flows are less than the carrying value of the net assets (tangible and identifiable intangibles) and related goodwill, impairment losses of goodwill are charged to operations. Impairment losses, limited to the carrying value of goodwill, represent the excess of the sum of the carrying value of the net assets (tangible and identifiable intangible) and goodwill over the discounted cash flows of the business being evaluated. In determining the estimated future cash flows, the Company considers current and projected future levels of income as well as business trends, prospects and market and economic conditions. Prior to April 1999, the assessment of recoverability and measurement of impairment of goodwill was based on undiscounted cash flows. This change represents a change in accounting principle which is indistinguishable from a change in estimate and accordingly, the effect of the change was recorded in the second quarter of 1999. This change resulted in a non-cash write-down of goodwill of $1,126 million ($6.76 per share) in the second quarter of 1999. The write-downs by business segment were: golf products – $517.7 million, spirits and wine – $502.7 million and office products – $105.6 million.

Additionally, in accordance with this accounting policy, during the fourth quarter of 2000, the Company recorded a non-cash write-down of goodwill of $502.6 million, $487.3 million after tax ($3.09 per share) for office products. This action resulted from the significant shortfall in office products earnings, the softening conditions in the office products industry and the ongoing repositioning process, which led to the implementation of additional restructuring plans.

Included in intangible assets, at December 31, 2001 and 2000 are $694.3 million and $859.6 million, respectively, of identifiable intangibles, net of cumulative amortization, comprised primarily of brands and trademarks which are being amortized over their useful life of up to 40 years. In conjunction with our ongoing review of the carrying value of our identifiable intangibles as prescribed by FAS Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company recorded a non-cash write-down of identifiable intangibles of $73.3 million, $67.1 million after tax (44 cents basic and 43 cents diluted per share). The write-down recognized the diminished fair values of select identifiable intangibles resulting from the restructuring of office products and the consolidation of non-core tradenames in home products. The write-downs by business segment were: office products – $64.4 million and home products – $8.9 million.

NET SALES Net sales in 2001 reflect the adoption of Emerging Issues Task Force No. 00-22 relating to the reporting of customer rebates. Costs associated with these customer rebates have been reclassified from "advertising, selling, general and administrative expenses" to net sales for 2000 and 1999 to conform to the 2001 presentation. These reclassifications reduced net sales by $92.5 million and $78.4 million for the years ended December 31, 2000 and 1999.

Net sales in 2000 reflect the adoption of Emerging Issues Task Force No. 00-10 relating to the reporting of billed shipping and handling amounts. Amounts billed for shipping and handling costs have been reclassified from "advertising, selling, general and administrative expenses" to net sales for 1999 to conform to the 2000 presentation. This reclassification added $54.3 million to net sales for the year ended December 31, 1999.

The Company generally recognizes revenue as products are shipped to customers, net of applicable provisions for discounts, returns and allowances. The Company provides for its estimate of potential bad debt and warranty expense at the time of revenue recognition.

CUSTOMER PROGRAM COSTS The Company generally recognizes customer program costs in either net sales or the category "advertising, selling, general and administrative expenses" at the time the program is initiated and/or the revenue is recognized. These costs include competitor product buy-backs, cooperative advertising programs, shared media programs, product buy-downs and other miscellaneous programs. These costs totaled $392.8 million, $408.6 million, and $345.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

EMPLOYEE BENEFIT PLANS The Company and its subsidiaries provide a range of benefits to their employees and retired employees, including pensions, post-retirement, post-employment and health care benefits. The Company records annual amounts relating to these plans based on calculations specified by generally accepted accounting principles, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As required by United States generally accepted accounting principles, the effect of the modifications is generally recorded or amortized over future periods. The Company believes that the assumptions utilized in recording its obligations under its plans, which are presented in Note 10 to the consolidated financial statements, are reasonable based on its experience and on input from its actuaries.

ADVERTISING COSTS Advertising costs, which amounted to $430.2 million, $451.7 million and $415.2 million in 2001, 2000 and 1999, respectively, are principally charged to expense as incurred.

The Company capitalizes certain direct-response advertising costs. Such costs are generally amortized in proportion to when revenues are recognized. The amounts of direct response advertising capitalized in 2001 and 2000 were $20.5 and $18.7 million, respectively. Amortization of $20.0 million, $20.7 million and $26.8 million was recorded in the years ended December 31, 2001, 2000 and 1999, respectively, and is included in the above amounts.

RESEARCH AND DEVELOPMENT Research and development expenses, which amounted to $54.3 million, $55.5 million and $55.6 million in 2001, 2000 and 1999, respectively, are charged to expense as incurred.

INCOME TAXES Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries, aggregating approximately $228.7 million at December 31, 2001, as such earnings are expected to be permanently reinvested in these companies.

FOREIGN CURRENCY TRANSLATION Foreign currency balance sheet accounts are translated into U.S. dollars at the rates of exchange at the balance sheet date. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of the "Accumulated other comprehensive income (loss)" caption in stockholders' equity.

DERIVATIVE FINANCIAL INSTRUMENTS Effective January 1, 2001, the Company adopted FAS Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment FAS Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require recognition of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. If the derivative is designated as a fair value hedge and is effective, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the same period. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The impact of the adoption of FAS 133 and 138 on January 1, 2001, was not material. Derivative gains or losses included in OCI are reclassified into earnings at the time the forecasted revenue or expense is recognized. During the year ended December 31, 2001, $0.6 million in deferred gain amounts were reclassified to cost of sales. The Company estimates that $1.2 million of derivative gain included in OCI will be reclassified to earnings within the next twelve months.

FOREIGN CURRENCY RISK Certain forecasted transactions, assets and liabilities are exposed to foreign currency risk. The Company continually monitors its foreign currency exposures in order to maximize the overall effectiveness of its foreign currency hedge positions. Principal currencies hedged include the pound sterling, the Euro, the Canadian dollar and the Australian dollar.

INTEREST RATE RISK The Company may, from time to time, enter into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amounts. The Company records the payments or receipts on the agreements as adjustments to interest expense. As of December 31, 2001 and 2000, the Company did not have any outstanding interest rate swap agreements.

RECENTLY ISSUED ACCOUNTING STANDARDS The Emerging Issues Task Force ("EITF") issued EITF No. 00-14, "Accounting for Certain Sales Incentives," which addresses the recognition, measurement and statement of earnings classification for certain sales incentives, and will be effective in the first quarter of 2002. As a result, certain items previously included in cost of sales and in selling and administrative costs on the consolidated statement of operations will be recorded as a reduction of sales. Upon adoption, prior period amounts will be reclassified to conform to the new requirements. In April 2001, the EITF reached a consensus on EITF No. 00-25, "Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor's Products or Services." EITF No. 00-25 requires that certain expenses included in cost of sales and in selling and administrative costs be recorded as a reduction of sales and will be effective in the first quarter of 2002. For the years ended December 31, 2001 and 2000, these costs, which occurred principally in the office products segment, totaled $117.6 million and $115.7 million, respectively.

Additionally, in July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142 "Goodwill and Other Intangible Assets." Effective January 1, 2002, we will no longer amortize goodwill and certain intangible assets as a charge to earnings. In addition, we will be required to review goodwill and other intangible assets for potential impairment on an annual basis. We currently anticipate that intangible amortization will be reduced by approximately $50 million which will result in an earnings per share benefit of approximately 31 cents in 2002 as a result of adopting this new standard.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The company plans to adopt the standard at the beginning of 2002.

2. Sale of Stock of Subsidiary

In December 2001, the Company completed the first of two transactions to sell shares in its wholly-owned office products subsidiary, ACCO World Corporation ("ACCO"), in a private offering. The offering, which was completed in the first quarter of 2002, results in an aggregate reduction of less than 2% of the Company's interest in ACCO. The Company has elected to treat the sale as an equity transaction, recording the difference between the purchase price and the book value of the subsidiary's stock to "Paid-in-capital." As a result of this recapitalization, the Company recognized a net tax benefit of $72.9 million. Additionally, the transaction resulted in a substantial tax loss that carries forward and will be realized in the event that the Company has qualified taxable capital gains.

3. Acquisitions, Disposals and Joint Ventures

In May 2001, the Company's spirits and wine business completed transactions with Vin & Sprit AB of Sweden ("V&S") creating a joint venture, named Future Brands LLC (the "LLC"), to distribute both companies' spirits and wine brands in the United States. The Company's spirits and wine business has accounted for this joint venture using the equity method of accounting. V&S paid $270 million to gain access to our spirits and wine business's U.S. distribution network and to acquire a 49% interest in the LLC, and paid $375 million to purchase a 10% equity interest in Jim Beam Brands Worldwide ("JBBW") in the form of convertible preferred stock. The shares of JBBW convertible preferred stock issued to V&S is convertible into 10% of the JBBW common stock and have voting power equivalent to a 10% interest in JBBW common stock. The preferred stock is entitled to a dividend equal to the greater of 10% of the dividend paid upon JBBW common stock or 3% of the preferred stock's face value ($375 million) plus unpaid accrued dividends; no dividends may be paid on common stock unless all unpaid accrued JBBW preferred stock dividends have been paid. V&S also received a 3-year option to increase its equity stake in JBBW by up to an additional 9.9%. V&S may require the Company to purchase the JBBW preferred stock in whole or in part at any time after May 31, 2004, or upon a change in control of JBBW, Jim Beam Brands Co. ("JBB Co."), or certain other events. The Company has accounted for the $270 million gain on the sale of 49% of the LLC as deferred income and the resulting tax on sale as a deferred income tax asset due to certain continuing obligations of JBB Co. including, but not limited to, making payments to suppliers, employees and other parties with which the LLC has contracts in the event of a default of the LLC. In June 2001, the Company began amortizing these amounts to other (income) expenses, net on a straight-line basis over the next ten years.

In 1999, the spirits and wine business formed an international sales and distribution joint venture named Maxxium Worldwide B.V. ("Maxxium") with Remy-Cointreau and Highland Distillers, which began operating in August 1999, to distribute and sell spirits in key markets outside the United States. The Company's spirits and wine business has accounted for this joint venture using the equity method of accounting. JBBW agreed to contribute assets related to its international distribution network and periodic cash payments with a total estimated value of $110 million in return for a one-third interest in the venture. JBBW's investments in Maxxium were recorded at its book value of assets contributed plus cash invested.

In addition to the investment in the LLC, V&S invested 107 million Euros (approximately $90 million) to acquire a 25% interest in Maxxium. As a result of this investment by V&S, our spirits and wine business received an $8.2 million dividend from Maxxium, which reduced its investment in the joint venture.

JBBW has made cash investments of $25.6 million and $28.6 million in 2000 and 1999, respectively. JBBW's total anticipated investment of $110 million in Maxxium is contingent upon achievement of certain contractual performance measures, which were not met in 2001.

In addition, the Company guarantees certain credit facilities and bank loans entered into by Maxxium up to an amount totaling $55 million, of which $48 million was outstanding at December 31, 2001. At December 31, 2000, the guarantees totaled $77 million, of which $68 million was outstanding. JBBW has also executed a Shareholder Loan Facility ("Loan Facility") with Maxxium. There are no amounts outstanding under this Loan Facility as of December 31, 2001. As of December 31, 2000, the outstanding balance under the Loan Facility was $18.6 million. This Loan Facility expires December 31, 2003.

In October 2001, the Company's spirits and wine business sold its U.K.-based Scotch whisky business for $280 million in cash. The sale of the business consisted of the Invergordon private-label and bulk Scotch operations and several regional brands in the U.K. The products included in the agreement generated sales of approximately $235 million (including excise taxes) and operating company contribution of approximately $38 million in 2000. The Company recorded an after-tax gain of $21.8 million related to the sale.

In 1999, the Company recognized a gain of $31.6 million, $21.2 million after tax, on the sale of a financing subsidiary. This amount is included in the "Other (income) expenses, net" caption in the income statement.

In 1999, the home products business acquired NHB Group Ltd., a manufacturer of ready-to-assemble kitchen and bath cabinetry and the office products business acquired Boone International Inc., a manufacturer of dry-erase boards and markers, bulletin boards, easels and other presentation products. The aggregate cost of these acquisitions was $103.6 million, including fees and expenses. The cost exceeded the estimated fair value of net assets acquired by $78 million, of which $39 million remains as of December 31, 2001, reflecting a decrease of $39 million primarily related to the write-down of goodwill in office products.

The businesses acquired have been included in consolidated results from the dates of acquisition. Had the acquisitions been consolidated at the beginning of the year prior to the acquisitions, they would not have materially affected results.

4. Short-term Borrowings and Credit Facilities

At December 31, 2001 and 2000, there were $37.8 million and $793.6 million of short-term borrowings outstanding, respectively, comprised of notes payable to banks and commercial paper. The weighted average interest rate on these borrowings was 5.3% and 6.3%, respectively.

At December 31, 2001 and 2000, there were $14.7 million and $26.6 million outstanding under committed bank credit agreements, which provide for unsecured borrowings of up to $76.1 million and $59.8 million, respectively, for general corporate purposes, including acquisitions.

In addition, the Company had uncommitted bank lines of credit, which provide for unsecured borrowings for working capital, of up to $80.2 million of which $23.1 million was outstanding at December 31, 2001.

See Note 13 for a description of the Company's use of financial instruments.

5. Long-term Debt

The components of long-term debt are as follows:

(In millions)	*2001*	*2000*
Notes payable[(a), (b)]	*$ –*	$ 200.0
8 1/2% Notes, Due 2003	*106.9*	106.9
7 1/8% Notes, Due 2004	*200.0*	200.0
6 1/4% Notes, Due 2008	*200.0*	200.0
8 5/8% Debentures, Due 2021	*90.9*	90.9
7 7/8% Debentures, Due 2023	*150.0*	150.0
6 5/8% Debentures, Due 2028	*200.0*	200.0
Other notes	–	11.0
Miscellaneous	*3.9*	5.4
	951.7	1,164.2
Less current portion	*1.4*	12.4
	$950.3	$1,151.8

(a) At December 31, 2001, the Company maintained two revolving credit agreements with various banks, which the Company entered into in 2001. Such agreements include a $750 million 5-year revolving credit agreement and a $500 million 364-day revolving credit agreement, which expires in 2002 and includes the option to extend payment for one year at the Company's discretion. The interest rate was set at the time of each borrowing. The facility fees of .08% and .06% per annum were paid on the $750 million 5-year revolving credit agreement and the $500 million 364-day revolving credit agreement, respectively. The fee for the $750 million 5-year revolving credit agreement was subject to increases up to a maximum of .20% per annum in the event the Company's long-term debt rating falls below specified levels. Borrowings under these agreements are made for general corporate purposes, including acquisitions, share repurchases and support for the Company's short-term borrowings in the commercial paper market.

(b) At December 31, 2000, the Company maintained revolving credit agreements expiring in 2002 with various banks, which provided for unsecured borrowings of up to $1.5 billion (which were reduced to $20 million in 2001). The interest rate was set at the time of each borrowing. A commitment fee of .10% per annum was paid on the unused portion. The fee was subject to increases up to a maximum of .20% per annum in the event the Company's long-term debt rating falls below specified levels. Borrowings under these agreements were made for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market. The Company had the ability and intent to refinance $200 million of short-term notes payable; accordingly, short-term notes payable in this amount were classified as long-term debt at December 31, 2000 and subsequently repaid in 2001.

Estimated payments for maturing debt during the next five years are as follows: 2002, $1.4 million; 2003, $108.5 million; 2004, $200.4 million; 2005, $0.3 million; and 2006, $0.1 million.

6. $2.67 Convertible Preferred Stock–Redeemable at Company's Option

Shares of the $2.67 Convertible Preferred stock issued and outstanding at December 31, 2001, 2000 and 1999 were 281,515 shares, 302,399 shares and 323,325 shares, respectively. Reacquired, redeemed or converted authorized shares that are not outstanding are required to be retired or restored to the status of authorized but unissued shares of preferred stock without series designation. The holders of $2.67 Convertible Preferred stock are entitled to cumulative dividends, three-tenths of a vote per share (in certain events, to the exclusion of the common shares), preference in liquidation over holders of common stock of $30.50 per share plus accrued dividends and to convert each share of such stock into 6.205 shares of common stock. Authorized but unissued common shares are reserved for issuance upon such conversions, but treasury shares may be and are delivered. Shares converted were 20,884 shares, 20,926 shares and 21,506 shares during 2001, 2000 and 1999, respectively. The Company may redeem such Preferred stock at a price of $30.50 per share, plus accrued dividends.

A cash dividend of $2.67 per share in the aggregate amounts of $0.8 million, $0.8 million and $0.9 million was paid in each of the years ended December 31, 2001, 2000 and 1999, respectively.

7. Capital Stock

The Company has 750 million authorized shares of common stock and 60 million authorized shares of Preferred stock.

There were 147,997,773 and 153,508,867 common shares outstanding at December 31, 2001 and 2000, respectively.

The cash dividends paid on the common stock for the years ended December 31, 2001, 2000 and 1999 aggregated $147.2 million, $146.9 million and $148.7 million, respectively.

Treasury shares purchased and received as consideration for stock options exercised amounted to 7,546,333 shares in 2001; 10,021,166 shares in 2000; and 11,181,299 shares in 1999. Treasury shares delivered in connection with exercise of stock options and grants of other stock awards and conversion of preferred stock and debentures amounted to 2,035,239 shares in 2001; 286,992 shares in 2000; and 3,540,070 shares in 1999. At December 31, 2001 and 2000 there were 81,572,251 and 76,061,157 common treasury shares, respectively.

8. Preferred Share Purchase Rights

Each outstanding share of common stock also evidences one Preferred Share Purchase Right ("Right"). The Rights will generally become exercisable only in the event of an acquisition of, or a tender offer for, 15% or more of the common stock. If exercisable, each Right is exercisable for 1/100th of a share of Series A Junior Participating Preferred Stock at an exercise price of $150. Also, upon an acquisition of 15% or more of the common stock, or upon an acquisition of the Company or the transfer of 50% or more of its assets or earning power, each Right (other than Rights held by the 15% acquirer, if applicable), if exercisable, will generally be exercisable for common shares of the Company or the acquiring company, as the case may be, having a market value of twice the exercise price. In certain events, however, Rights may be exchanged by the Company for common stock at a rate of one share per Right. The Rights may be redeemed at any time prior to an acquisition of 15% or more of the common stock at a redemption price of $.01 per Right. Until a Right is exercised, the holder, as such, will have no voting, dividend or other rights as a stockholder of the Company. The Rights expire on December 24, 2007.

All 2.5 million of the authorized Series A Preferred shares are reserved for issuance upon exercise of Rights, and at December 31, 2001, outstanding Rights would have been exercisable as described above in the aggregate for 1,479,978 of such shares.

9. Stock Plans

The 1999 Long-Term Incentive Plan authorizes the granting to key employees of the Company and its subsidiaries of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards, any of which may be granted alone or in combination with other types of awards or dividend equivalents. Such grants may be made on or before December 31, 2004 for up to 12 million shares of common stock, but no more than 2 million shares may be granted to any one individual. Stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards may no longer be granted under the Company's 1990 Long-Term Incentive Plan, as amended. Outstanding awards under the 1990 Long-Term Incentive Plan may continue to be exercised or paid pursuant to their terms.

Stock options under the Plans have exercise prices equal to fair market values at dates of grant. Options generally may not be exercised prior to one year or more than ten years from the date of grant. Options granted since November 1998 generally vest one-third each year over a three year period after the date of grant. Stock appreciation rights, which may be granted in conjunction with option grants, permit the optionees to receive shares of common stock, cash or a combination of shares and cash measured by the difference between the option exercise price and the fair market value of the common stock at the time of exercise of such right.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock plans as allowed under FAS Statement No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the fixed stock options granted in 2001, 2000 and 1999 been determined consistent with FAS No. 123, pro forma net income (loss) and earnings per common share would have been as follows:

(In millions, except per-share amounts)	*2001*	*2000*	*1999*
Net income (loss)	*$371.6*	$(152.7)	$(897.6)
Earnings per Common share			
Basic	*$2.46*	$ (0.97)	$ (5.39)
Diluted	*$2.39*	$ (0.97)	$ (5.39)

Changes during the three years ended December 31, 2001 in shares under options were as follows:

	Options	*Weighted-Average Exercise Price*
Outstanding at December 31, 1998	12,415,326	$29.45
Granted	2,225,401	34.23
Exercised	(3,284,072)	26.10
Lapsed	(198,311)	34.21
Outstanding at December 31, 1999	11,158,344	31.30
Granted	3,184,450	24.46
Exercised	(122,941)	22.09
Lapsed	(426,179)	33.56
Outstanding at December 31, 2000	13,793,674	29.73
Granted	2,835,950	32.06
Exercised	(1,857,027)	27.50
Lapsed	(604,992)	30.90
Outstanding at December 31, 2001	*14,167,605*	*$30.44*

Options exercisable at the end of each of the three years ended December 31, 2001 were as follows:

	Options Exercisable	*Weighted-Average Exercise Price*
December 31, 2001	*8,826,715*	*$30.99*
December 31, 2000	8,710,980	$30.63
December 31, 1999	7,641,037	$29.84

The weighted-average fair values of options granted during 2001, 2000 and 1999 were $8.91, $6.15, and $8.80, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999:

	2001	*2000*	*1999*
Expected dividend yield	*3.0%*	3.4%	2.7%
Expected volatility	*36.4%*	30.0%	28.0%
Risk-free interest rate	*4.0%*	6.0%	6.0%
Expected term	*4.5 Years*	4.5 Years	4.5 Years

Options outstanding at December 31, 2001 were as follows:

Range Of Exercise Prices	*Number Outstanding*	*Weighted-Average Remaining Contractual Life*	*Weighted-Average Exercise Price*
$20.98 to $24.50	*3,606,538*	*7.4*	*$23.83*
26.26 to 33.41	*5,299,991*	*7.2*	*30.52*
34.16 to 39.88	*5,261,076*	*7.0*	*34.89*
$20.98 to $39.88	*14,167,605*	*7.2*	*$30.44*

Options exercisable at December 31, 2001 were as follows:

Number Exercisable	*Weighted-Average Exercise Price*
2,559,152	*$24.23*
2,887,532	*31.96*
3,380,031	*35.29*
8,826,715	*$30.99*

At December 31, 2001, performance awards were outstanding pursuant to which up to 217,650 shares, 137,400 shares, 222,450 shares and 213,701 shares may be issued in 2002, 2003, 2004, and 2005 respectively, depending on the extent to which certain specified performance objectives are met. 120,034 shares, 99,781 shares and 117,690 shares were issued pursuant to performance awards during 2001, 2000 and 1999, respectively. The costs of performance awards are expensed over the performance period.

Compensation expense for stock based plans recorded for 2001, 2000 and 1999 was $5.4 million, $3.5 million and $3.4 million, respectively.

Shares available in connection with future awards under the Company's stock plans at December 31, 2001, 2000 and 1999 were: 3,979,940; 6,465,498; and 9,752,818, respectively. Authorized but unissued shares are reserved for issuance in connection with awards, but treasury shares may be and are delivered.

10. Pension and Other Retiree Benefits

The Company has a number of pension plans, principally in the United States, covering substantially all employees. The plans provide for payment of retirement benefits, mainly commencing between the ages of 60 and 65, and also for payment of certain disability and severance benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employee's length of service and earnings. Annual contributions to the plans are made, as necessary, to ensure legal funding requirements are satisfied.

The Company provides postretirement health care and life insurance benefits to certain employees and retirees in the United States and certain employee groups outside the United States. Many employees and retirees outside the United States are covered by government health care programs.

The components of net pension and postretirement costs are as follows:

	Pension Benefits			*Postretirement Benefits*		
(In millions)	*2001*	*2000*	*1999[a]*	*2001*	*2000*	*1999*
Service cost	*$ 27.5*	$ 31.4	$ 33.6	*$ 2.3*	$ 1.8	$ 2.2
Interest cost	*51.8*	55.8	52.9	*8.6*	7.8	7.8
Expected return on plan assets	*(72.9)*	(76.1)	(70.0)	–	–	–
Net amortization and deferral	*0.9*	1.0	5.9	*(3.3)*	(4.4)	(2.3)
	$ 7.3	$ 12.1	$ 22.4	*$ 7.6*	$ 5.2	$ 7.7

[a] The above costs, for 1999, exclude: special termination benefits ($17.4 million); a curtailment loss ($8.5 million); and a settlement loss ($3.8 million) which were recorded as a component of employee termination costs in restructuring charges. (See Note 14).

The reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:

	Pension Benefits		*Postretirement Benefits*	
(In millions)	*2001*	*2000*	*2001*	*2000*
CHANGE IN BENEFIT OBLIGATION:				
Benefit obligation at beginning of year	*$ 835.2*	$816.4	*$ 120.0*	$ 108.9
Service cost	*27.5*	31.4	*2.3*	1.8
Interest cost	*51.8*	55.8	*8.6*	7.8
Actuarial loss	*10.2*	9.8	*13.1*	8.7
Participants' contributions	*1.3*	2.4	*1.4*	1.1
Foreign exchange rate changes	*(0.7)*	(21.9)	–	(0.7)
Benefits paid	*(43.1)*	(58.9)	*(10.3)*	(9.0)
Dispositions	*(102.6)*	–	*(0.9)*	–
Curtailments	*(12.3)*	–	–	–
Other items	*(0.7)*	0.2	*(0.3)*	1.4
Benefit obligation at end of year	*766.6*	835.2	*133.9*	120.0
CHANGE IN PLAN ASSETS:				
Fair value of plan assets at beginning of year	*854.9*	858.0	–	–
Actual return on plan assets	*(22.7)*	39.2	–	–
Employer contributions	*16.4*	37.3	*9.8*	7.9
Participants' contributions	*1.3*	2.4	*1.4*	1.1
Foreign exchange rate changes	*(0.6)*	(23.6)	–	–
Benefits paid	*(43.1)*	(58.9)	*(10.3)*	(9.0)
Dispositions	*(111.2)*	–	*(0.9)*	–
Other items	*(0.5)*	0.5	–	–
Fair value of plan assets at end of year	*694.5*	854.9	–	–
FUNDED STATUS	*(72.1)*	19.7	*(133.9)*	(120.0)
Unrecognized actuarial loss (gain)	*110.2*	3.5	*(7.6)*	(22.9)
Unrecognized transition (gain) loss	*(0.1)*	10.5	–	–
Unrecognized prior service cost	*18.1*	20.6	*(1.5)*	(0.8)
Additional minimum liability	–	0.9	–	–
Net amount recognized	*$ 56.1*	$ 55.2	*$(143.0)*	$(143.7)

Amounts recognized in the balance sheet are as follows:

	Pension Benefits		*Postretirement Benefits*	
(In millions)	*2001*	*2000*	*2001*	*2000*
Prepaid pension benefit	*$89.7*	$87.7	–	–
Accrued benefit liability	*(69.7)*	(51.1)	*$(143.0)*	$(143.7)
Intangible assets	*9.2*	10.7	–	–
Accumulated other comprehensive income	*26.9*	7.9	–	–
Net amount recognized	*$56.1*	$55.2	*$(143.0)*	$(143.7)
Weighted-average assumptions:				
Discount rate	*7.0%*	7.2%	*7.2%*	7.4%
Expected long-term rate of return on plan assets	*8.3%*	9.6%	–	–
Rate of compensation increase	*4.6%*	4.9%	*4.6%*	4.9%

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $330.4 million, $284.1 million and $233.4 million, respectively, as of December 31, 2001 and $216.0 million, $205.6 million and $176.0 million, respectively, as of December 31, 2000.

The assumed health care cost trend rate used in measuring the health care portion of the postretirement cost for 2002 is 10%, gradually declining to 5% by the year 2007 and remaining at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components for 2001 and the postretirement benefit obligation as of December 31, 2001 by $1.1 million and $11.0 million, respectively. A one-percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components for 2001 and the postretirement benefit obligation by $1.0 million and $10.1 million, respectively.

The Company sponsors a number of defined contribution plans. Contributions are determined under various formulas. Costs related to such plans amounted to $22.4 million, $21.9 million and $21.3 million in 2001, 2000 and 1999, respectively.

11. Lease Commitments

Future minimum rental payments under noncancelable operating leases as of December 31, 2001 are as follows:

(In millions)	
2002	$ 49.0
2003	38.0
2004	31.7
2005	25.5
2006	19.7
Remainder	54.3
Total minimum rental payments	218.2
Less minimum rentals to be received under noncancelable subleases	1.2
	$217.0

Total rental expense for all operating leases (reduced by minor amounts from subleases) amounted to $50.9 million, $53.9 million and $50.3 million in 2001, 2000 and 1999, respectively.

12. Income Taxes

The components of income (loss) from continuing operations before income taxes are as follows:

(In millions)	2001	2000	1999
Domestic operations	$ 377.1	$(60.2)	$(320.0)
Foreign operations	114.8	104.2	(396.1)
	$491.9	$ 44.0	$(716.1)

A reconciliation of income taxes at the 35% federal statutory income tax rate to income taxes as reported is as follows:

(In millions)	2001	2000	1999
Income taxes computed at federal statutory income tax rate	$172.2	$ 13.6	$(252.2)
Other income taxes, net of federal tax benefit	16.2	20.5	21.3
Tradename/goodwill write-down and amortization not deductible for incometax purposes	35.3	183.2	418.5
Tax benefit due to recapitalization	(77.0)	–	–
Miscellaneous, including reversals of tax provisions no longer required	(52.3)[(a)]	(40.7)[(b)]	(17.7)
Income taxes as reported	$ 94.4	$176.6	$ 169.9

[(a),(b)] *In 2001, the Company recorded a tax reserve reversal of $31.0 million reflecting conclusion of the routine IRS examinations for the years 1990 through 1992. In 2000, the Company recorded a tax reserve reversal of $30.0 million.*

As a result of the conclusion of the routine IRS examinations for the years 1990 through 1992, the Company received a one-time non-operating adjustment of $17.3 million in interest income (after tax), which was recorded in other income.

Income taxes are as follows:

(In millions)	2001	2000	1999
Currently payable			
Federal	$125.6	$ 83.9	$4 5.8
Foreign	28.6	34.5	98.9
Other	39.5	28.5	28.2
Deferred			
Federal and other	(101.0)	26.1	(6.8)
Foreign	1.7	3.6	3.8
	$ 94.4	$176.6	$169.9

The components of net deferred tax assets (liabilities) are as follows:

(In millions)	2001	2000
Current assets		
Compensation and benefits	$ 11.0	$ 9.2
Other reserves	23.0	22.5
Capitalized interest-inventory	13.9	14.7
Restructuring	8.2	5.7
Interest	2.1	1.9
Accounts receivable	14.7	13.7
Miscellaneous	45.8	33.1
	118.7	100.8
Current liabilities		
Inventories	(13.1)	(12.2)
Miscellaneous	(24.2)	(21.5)
	(37.3)	(33.7)
Deferred income taxes included in other current assets	81.4	67.1
Noncurrent assets		
Compensation and benefits	35.4	51.9
Other retiree benefits	51.5	30.3
Other reserves	21.0	31.7
Foreign exchange	0.6	1.2
Deferred income	90.0	–
Miscellaneous	28.6	26.7
	227.1	141.8
Noncurrent liabilities		
Depreciation	(82.5)	(72.7)
Pensions	(4.7)	(4.9)
Trademark amortization	(87.9)	(81.1)
Miscellaneous	(2.6)	(38.0)
	(177.7)	(196.7)
Deferred income taxes included in other assets	49.4	(54.9)
Net deferred tax asset	$130.8	$ 12.2

13. Financial Instruments

The Company does not enter into financial instruments for trading or speculative purposes. Financial instruments are used to principally reduce the impact of changes in foreign currency exchange rates and interest rates. The principal financial instruments used are forward foreign exchange contracts and interest rate swaps. The counterparties are major financial institutions. Although the Company's theoretical risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring losses is remote and that such losses, if any, would be immaterial.

The Company enters into forward foreign exchange contracts principally to hedge currency fluctuations in transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. The Company periodically enters into forward foreign exchange contracts to hedge a portion of its net investments in foreign operating companies.

At December 31, 2001, the Company had outstanding forward foreign exchange contracts to purchase $23 million and sell $114 million of various foreign currencies (principally pound sterling and Euros), with maturities ranging from January 4, 2002 to December 20, 2002, with a weighted average maturity of 73 days. At December 31, 2000, the Company also had outstanding forward foreign exchange contracts to purchase $78 million and sell $81 million of various foreign currencies (principally pound sterling), with maturities ranging from January 3, 2001 to December 21, 2001, with a weighted average maturity of 41 days.

The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 2001 and 2000, the fair value of all outstanding contracts and the contract amounts were essentially the same.

The Company may, from time to time, enter into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. At December 31, 2001 and 2000, the Company did not have any outstanding interest rate swap agreements.

The estimated fair value of the Company's cash and cash equivalents, notes payable to banks and commercial paper, approximates the carrying amounts due principally to their short maturities.

The estimated fair value of the Company's $951.7 million and $1,164.2 million total long-term debt (including current portion) at December 31, 2001 and 2000 was approximately $980.3 million and $1,138.5 million, respectively. The fair value is determined from quoted market prices, where available, and from investment bankers using current interest rates considering credit ratings and the remaining terms to maturity.

Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up the operating companies' domestic and international customer base, thus spreading the credit risk.

14. Restructuring and Other Nonrecurring Charges

RESTRUCTURING AND OTHER NONRECURRING CHARGES PROGRAM — 2001 On April 19, 2001, the Company announced that as a result of its evaluation of strategic options for its office products business, it would immediately begin implementing a plan designed to improve both financial results and the long-term value of the business. The Company determined that it would not divest its office products business due to weakness in the overall economy and current conditions in the office products industry. In addition, the home segment recorded restructuring and other non-recurring charges for workforce reductions and rationalization of operations while the golf segment recorded charges for capacity reductions in select technology platforms.

As a result of this plan, the Company recorded total pretax restructuring charges of $45.4 million for the year ended December 31, 2001, as follows:

(In millions)	*Restructuring*
Home products	*$15.2*
Golf products	*3.0*
Office products	*27.2*
	$45.4

Home products includes charges related to workforce reduction initiatives (342 positions) and lease cancellation costs.

Golf products includes charges related to asset write-offs associated with a reduction in wound golf ball capacity.

Office products includes charges related to product line discontinuances, rationalization of operations, expenses associated with the exploration of strategic options for the office products business and workforce reduction initiatives (779 positions) across its operations.

Reconciliation of the restructuring liability, as of December 31, 2001, is as follows:

(In millions)	*2001 Provision*	*Cash Expenditures*	*Non-Cash Write-offs*	*Balance at 12/31/01*
Rationalization of operations				
Employee termination costs[a]	$22.8	$(5.7)	$ –	$ 17.1
Other	6.5	(1.8)	–	4.7
International distribution and lease agreements	5.3	(0.1)	–	5.2
Loss on disposal of assets	10.8	(2.1)	(6.3)	2.4
	$45.4	$(9.7)	$(6.3)	$29.4

[a] *Of the planned downsizing of 1,121 positions, 526 reductions had been implemented as of December 31, 2001.*

The Company expects that substantially all remaining payments will be made within the next twelve months, except for certain international lease agreements that expire through 2007.

During 2001, The Company recorded other nonrecurring charges as follows:

(In millions)	*Cost of Sales Charges*	*SG&A Charges*	*Total*
Home products	$ 9.0	$ –	$ 9.0
Golf products	1.2	–	1.2
Office products	27.8	14.7	42.5
	$38.0	$14.7	$52.7

Other nonrecurring charges include charges related to the 2001 restructuring activities:

Home products includes costs due to inventory write-offs related to the downsizing of the low-margin specialty plumbing parts business.

Golf products includes inventory write-offs due to the discontinuance of certain golf ball manufacturing processes.

Office products includes inventory write-offs due to the discontinuance of certain unprofitable product lines and expenses associated with the exploration of strategic options for the office products business.

RESTRUCTURING AND OTHER NONRECURRING CHARGES PROGRAM — 1999 In connection with the restructuring program established in 1999, the Company recorded pre-tax restructuring charges for the year ended December 31, 2000 as follows:

(In millions)	*Restructuring*
Home products	$ 3.6
Golf products	2.8
Office products	13.3
	$19.7

The above charges include costs associated with the elimination of 648 positions for the year ended December 31, 2000.

Home products includes charges related to employee termination costs (89 positions).

Golf products includes charges related to lease cancellation and employee termination costs (97 positions).

Office products includes charges related to employee termination costs (462 positions) and asset write-offs.

During 1999, the Company recorded pre-tax restructuring charges as follows:

(In millions)	*Restructuring*
Home products	$ 24.0
Spirits and wine	18.8
Golf products	11.4
Office products	16.2
Corporate office	66.4
	$136.8

Home products includes reductions in force (856 positions) as a result of the move of substantially all of the lock assembly operations and certain specialty plumbing operations to Mexico.

Spirits and wine charges include termination of distribution contracts, lease cancellation costs and employee severance costs (50 positions) related to the formation of the Maxxium joint venture.

Golf products includes asset write-offs and reductions in force (180 positions) principally resulting from consolidation of golf club facilities from six to three.

Office products includes reductions in force resulting from the move of labeling and printing production to Mexico as well as other reductions in force in the U.S. and Europe. The total reduction in force was 406 positions.

Corporate office includes employee-related and lease termination costs related to the relocation of the Corporate office to Lincolnshire, Illinois. Employee costs represent severance payments, costs related to a voluntary early retirement program, and expenses for long-term incentive and pension plans. These costs related to 130 people who either did not relocate or whose positions were eliminated.

Reconciliation of the restructuring liability, as of December 31, 2000, is as follows:

(In millions)	*Balance at 12/31/99*	*2000 Provision*	*Cash Expenditures*	*Non-Cash Write-offs*	*Balance at 12/31/00*
Rationalization of operations					
Employee termination costs[a]	$38.3	$14.8	$(37.6)	$ (1.2)	$14.3
Other	1.5	(0.6)	1.5	(2.4)	–
International distribution and lease agreements	16.3	2.1	(2.5)	(8.3)	7.6
Loss on disposal of assets	0.8	3.4	–	(2.6)	1.6
	$56.9	$19.7	$(38.6)	$(14.5)	$23.5

[a] *Of the planned downsizing of 2,270 positions, 2,052 reductions had been implemented as of December 31, 2000.*

Reconciliation of the restructuring liability, as of December 31, 2001, is as follows:

(In millions)	*Balance at 12/31/00*	*Cash Expenditures*	*Non-Cash Write-offs*	*Balance at 12/31/01*
Rationalization of operations				
Employee termination costs[a]	$14.3	$(10.7)	$(0.8)[b]	*$2.8*
Other	–	–	–	–
International distribution and lease agreements	7.6	(1.4)	(5.7)[b]	*0.5*
Loss on disposal of assets	1.6	–	(1.6)	–
	$23.5	$(12.1)	$(8.1)	*$3.3*

[a] *Of the planned downsizing of 2,306 positions, 2,282 reductions had been implemented as of December 31, 2001.*
[b] *Non-cash write-offs include reclasses to reduce international spirits and wine distribution and lease agreement restructuring reserves by $5.4 million related to the formation of Maxxium and employment termination costs by $0.1 million.*

The Company expects that all remaining activity will be completed within the next twelve months.

During 2000, the Company recorded other nonrecurring charges as follows:

(In millions)	*Cost of Sales Charges*	*SG&A Charges*	*Total*
Home products	$11.3	$ 2.9	$14.2
Golf products	0.2	2.8	3.0
Office products	25.1	8.7	33.8
Corporate office	–	2.3	2.3
	$36.6	$16.7	$53.3

Other nonrecurring charges include charges related to the 2000 restructuring activities:

Home products includes costs associated with a plant relocation and the establishment of a distribution center.

Golf products includes relocation costs for certain manufacturing facilities and inventory write-offs due to the discontinuance of certain product lines.

Office products includes relocation costs for manufacturing facilities, product line discontinuances, and the write-off of a note receivable related to a previously sold operation.

Corporate office includes relocation costs associated with establishing a new corporate headquarters.

During 1999, the Company recorded other nonrecurring charges as follows:

(In millions)	*Cost of Sales Charges*	*SG&A Charges*	*Total*
Home products	$ 3.5	$ 1.7	$ 5.2
Golf products	25.2	5.5	30.7
Office products	2.3	5.1	7.4
Corporate office	–	15.9	15.9
	$31.0	$28.2	$59.2

Other nonrecurring charges include charges related to the 1999 restructuring activities:

Home products includes relocation costs for certain manufacturing facilities.

Golf products includes inventory write-offs due to discontinuance of club product lines, additional warranty costs and a write-off of a note receivable related to a previously sold operation.

Office products includes inventory write-offs due to discontinuance of certain product lines, relocation costs for manufacturing facilities and a loss on the sale of a business.

Corporate office includes relocation costs associated with establishing a new corporate headquarters, and the 1999 amortization of corporate furniture and leasehold improvements no longer utilized.

15. Information on Business Segments

The Company's subsidiaries operate principally in the following business segments:

Home products includes: kitchen and bathroom faucets, as well as plumbing supply and repair products manufactured, marketed or distributed by Moen; locks manufactured, marketed or distributed by Master Lock; Aristokraft and Schrock kitchen cabinets and bathroom vanities manufactured by MasterBrand Cabinets; and tool storage products manufactured by Waterloo.

Spirits and wine includes products produced, marketed or distributed by Jim Beam Brands Worldwide subsidiaries.

Golf products includes Titleist golf balls and clubs and FootJoy shoes and gloves manufactured, marketed or distributed by Acushnet Company.

Office products includes paper fastening, document management, computer accessories, time management, presentation and other office products manufactured, marketed or distributed by ACCO World subsidiaries.

Net sales and operating company contribution for the years 2001, 2000 and 1999 and segment assets for the related year ends by business segments and by geographic areas, are shown on page 56.

The Company's subsidiaries operate principally in the United States, United Kingdom, Canada and Australia.

Operating company contribution, the key measure by which we gauge performance, is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-downs of identifiable intangibles and goodwill, amortization of intangibles, corporate administrative expenses, interest and related expenses and other (income) expenses, net, income taxes and minority interests. A reconciliation of operating company contribution to consolidated income (loss) before income taxes and minority interests is as follows:

(In millions)	*2001*	*2000*	*1999*
Operating company contribution	*$805.5*	$874.2	$ 829.3
Restructuring charges	*45.4*	19.7	136.8
Nonrecurring charges	*52.7*	53.3	59.2
Amortization of intangibles	*62.7*	79.6	85.5
Write-down of identifiable intangibles and goodwill	*73.3*	502.6	1,126.0
Interest and related expenses	*96.8*	133.8	106.8
Non-operating expenses	*(17.3)*	41.2	31.1
Income (loss) before income taxes and minority interests as reported	*$491.9*	$ 44.0	$ (716.1)

Reconciliation of segment net sales to consolidated net sales is as follows:

(In millions)	*2001*	*2000*	*1999*
Home products	*$2,106.8*	$2,122.5	$1,872.3
Spirits and wine	*1,369.3*	1,228.9	1,269.6
Golf products	*946.5*	965.2	977.7
Office products	*1,256.1*	1,435.4	1,381.0
	$5,678.7	$5,752.0	$5,500.6

Reconciliation of segment assets to consolidated total assets is as follows:

(In millions)	*2001*	*2000*	*1999*
Segment assets	*$3,286.5*	$3,617.5	$3,642.9
Intangibles resulting from business acquisitions, net	*1,789.6*	1,989.4	2,592.1
Corporate	*224.8*	157.2	182.1
	$5,300.9	$5,764.1	$ 6,417.1

Long-lived assets are as follows:[a]

(In millions)	*2001*	*2000*	*1999*
United States	*$ 986.5*	$ 956.3	$ 911.7
United Kingdom	*61.7*	153.2	188.6
Canada	*26.6*	24.9	25.4
Australia	*11.3*	12.1	14.1
Other countries	*72.3*	58.6	36.7
	$1,158.4	$1,205.1	$1,176.5

[a] *Represents property, plant and equipment, net.*

Depreciation is as follows:

(In millions)	*2001*	*2000*	*1999*
Home products	*$ 55.1*	$ 55.5	$ 43.1
Spirits and wine	*34.3*	35.0	38.8
Golf products	*25.5*	23.0	21.6
Office products	*40.7*	43.2	38.8
Corporate	*0.4*	0.4	2.7
	$156.0	$157.1	$145.0

Amortization of intangibles is as follows:

(In millions)	*2001*	*2000*	*1999*
Home products	*$32.9*	$32.8	$32.4
Spirits and wine	*20.4*	20.9	24.9
Golf products	*3.0*	3.1	6.5
Office products	*6.4*	22.8	21.7
	$62.7	$79.6	$85.5

Capital expenditures are as follows:

(In millions)	*2001*	*2000*	*1999*
Home products	*$ 88.4*	$ 117.1	$ 113.0
Spirits and wine	*46.3*	44.3	34.4
Golf products	*40.4*	35.0	37.2
Office products	*19.7*	30.4	55.5
Corporate	*12.5*	0.4	0.4
	$207.3	$227.2	$240.5

16. Earnings Per Share

Basic earnings per common share are based on the weighted average number of common shares outstanding in each year and after preferred stock dividend requirements. Diluted earnings per common share assume that any dilutive convertible debentures and convertible preferred shares outstanding at the beginning of each year were converted at those dates, with related interest, preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds exercise price, less shares which could have been purchased by the Company with related proceeds. The Convertible Preferred stock and stock options, amounting to 2.5 and 3.7 million shares, were not included in the computation of diluted earnings per common share for 2000 and 1999 since they would have resulted in an antidilutive effect.

The computation of basic and diluted earnings per common share for "Net income (loss)" is as follows:

(In millions, except per-share amounts)	*2001*	*2000*	*1999*
Net income (loss)	*$386.0*	$(137.7)	$(890.6)
Less: Preferred stock dividends	*0.8*	0.8	0.9
Income available to common stockholders – basic	*385.2*	(138.5)	(891.5)
Convertible Preferred stock dividend requirements	*0.8*	–	–
Income available to common stockholders – diluted	*$386.0*	$(138.5)	$ (891.5)
Weighted average number of common shares outstanding – basic	*151.7*	157.6	166.6
Conversion of Convertible Preferred stock	*1.8*	–	–
Exercise of stock options	*1.8*	–	–
Weighted average number of common shares outstanding – diluted	*155.3*	157.6	166.6
Earnings per common share Basic	*$ 2.55*	$ (0.88)	$ (5.35)
Diluted	*$ 2.49*	$ (0.88)	$ (5.35)

17. Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income and other changes in stockholders' equity from transactions and other events from sources other than stockholders. The components of and changes in other comprehensive income (loss) are as follows:

(In millions)	*Foreign Currency Adjustments*	*Minimum Pension Liability Adjustment*	*Accumulated Other Comprehensive Income (Loss)*
Balance at January 1, 1999	$ 12.5	$ (7.8)	$ 4.7
Comprehensive income changes during year (net of taxes of $2.4)	(24.4)	4.8	(19.6)
Balance at December 31, 1999	(11.9)	(3.0)	(14.9)
Changes during year (net of taxes of $2.3)	(63.5)	(1.2)	(64.7)
Balance at December 31, 2000	(75.4)	(4.2)	(79.6)
Changes during year (net of taxes of $9.2)	(38.2)	(13.9)	(52.1)
Balance at December 31, 2001	$(113.6)	$(18.1)	$(131.7)

Included in the foreign currency adjustments balance at December 31, 2001, are deferred gains related to derivatives of $1.2 million. (See Note 1.)

18. Related Party Transactions

FUTURE BRANDS LLC In 2001, the Company's spirits and wine business completed transactions with Vin & Sprit AB of Sweden creating a joint venture, named Future Brands LLC, to distribute both companies' spirits and wine brands in the United States. As part of forming this joint venture, our spirits and wine business has, in the event of a default of the LLC, a continuing obligation to satisfy any financial obligations of the LLC that may arise in the event that the LLC fails to fulfill its operating obligations and which results in a claim. These financial obligations include, but are not limited to, making payments to suppliers, employees and other parties with which the LLC has contracts. At December 31, 2001, JBB Co. did not have any outstanding obligations as a result of this arrangement. JBB Co.'s transactions with the LLC amounted to: sales of $498.7 million in 2001, accounts receivable of $92.0 million, accounts payable of $23.7 million and an investment of $9.4 million as of December 31, 2001.

MAXXIUM WORLDWIDE BV In 1999, the spirits and wine business formed an international sales and distribution joint venture named Maxxium Worldwide B.V. with Remy-Cointreau and Highland Distillers, which began operating in August 1999, to distribute and sell spirits in key markets outside the United States. As a result of forming this joint venture, the Company has guaranteed certain credit facilities and bank loans entered into by Maxxium up to an amount totaling $55 million, of which $48 million was outstanding as of December 31, 2001. At December 31, 2000, the guarantees totaled $77 million, of which $68 million was outstanding. JBBW has also executed a Shareholder Loan Facility with Maxxium. There are no amounts outstanding under this Loan Facility as of December 31, 2001. As of December 31, 2000, the outstanding balance under the Loan Facility was $18.6 million. This Loan Facility expires December 31, 2003. JBB Co.'s transactions with Maxxium included the following: sales of $168.2 million, $160.0 million and $84.3 million for the years ended December 31, 2001, 2000 and 1999, respectively, accounts receivable of $39.5 million, $57.6 million and $55.0 million as of December 31, 2001, 2000 and 1999, respectively, and accounts payable of $6.1 million, $22.4 million and $20.0 million as of December 31, 2001, 2000 and 1999, respectively, and an investment of $63.0 million, $66.9 million and $68.6 million as of December 31, 2001, 2000 and 1999, respectively.

19. Pending Litigation

TOBACCO LITIGATION AND INDEMNIFICATION
On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company (the "Indemnitors") agreed to indemnify the Company against claims including legal expenses arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company. The Company is a defendant in numerous actions based upon allegations that human ailments have resulted from tobacco use. Management believes that there are meritorious defenses to the pending actions, including the fact that the Company never made or sold tobacco, and these actions are being vigorously contested. However, it is not possible to predict the outcome of the pending litigation, and it is possible that some of these actions could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of the pending litigation. Management believes that the pending actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company as long as the Indemnitors continue to fulfill their obligations to indemnify the Company under the aforementioned indemnification agreement.

OTHER LITIGATION In addition to the lawsuits described above, the Company and its subsidiaries are defendants in lawsuits associated with their business and operations. It is not possible to predict the outcome of the pending actions, but management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company. These actions are being vigorously contested.

20. Environmental

The Company is subject to laws and regulations relating to the protection of the environment.

The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change and are not discounted. At December 31, 2001 and 2000, such accruals amounted to $51.7 million and $55.9 million respectively.

While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company's subsidiaries may undertake in the future, in the opinion of management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company.

To the Board of Directors and Stockholders of Fortune Brands, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Fortune Brands, Inc. and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective April 1, 1999, the Company changed its accounting policy for assessing recoverability of goodwill from one based on undiscounted cash flows to one based on discounted cash flows.

PricewaterhouseCoopers LLP

Chicago, Illinois
January 22, 2002

To the Stockholders of Fortune Brands, Inc.

We have prepared the consolidated balance sheet of Fortune Brands, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2001. The financial statements have been prepared in accordance with generally accepted accounting principles. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

The system of internal controls of the Company and its subsidiaries is designed to provide reasonable assurances that the financial records are adequate and can be relied upon to provide information for the preparation of financial statements and that established policies and procedures are carefully followed.

Independent accountants are elected annually by the stockholders of the Company to audit the financial statements. PricewaterhouseCoopers LLP, independent accountants, are currently engaged to perform such audit. Their audit is in accordance with generally accepted auditing standards and includes tests of transactions and selective tests of internal accounting controls.

The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with the independent accountants, internal auditors and management to review accounting, auditing, and financial reporting matters. The auditors have direct access to the Audit Committee.

NORMAN H. WESLEY

Chairman of the Board and
Chief Executive Officer

CRAIG P. OMTVEDT

Senior Vice President and
Chief Financial Officer

(In millions)	*2001*	*2000*	*1999*	*1998*	*1997*	*1996*
BUSINESS SEGMENTS						
Net sales[b]						
Home products	*$2,106.8*	$2,122.5	$1,872.3	$1,636.8	$1,394.0	$1,374.1
Spirits and wine	*1,369.3*	1,228.9	1,269.6	1,265.9	1,244.7	1,303.5
Golf products	*946.5*	965.2	977.7	974.1	911.6	811.4
Office products	*1,256.1*	1,435.4	1,381.0	1,403.3	1,294.2	1,228.7
	$5,678.7	$5,752.0	$5,500.6	$5,280.1	$4,844.5	$ 4,717.7
OPERATING COMPANY CONTRIBUTION						
Home products	*$ 318.1*	$ 340.4	$300.2	$ 252.5	$ 222.9	$ 214.1
Spirits and wine	*306.0*	309.1	293.6	268.9	257.2	244.1
Golf products	*131.3*	145.2	147.0	142.9	138.2	125.3
Office products	*50.1*	79.5	88.5	134.0	128.1	116.3
	$ 805.5	$ 874.2	$829.3	$ 798.3	$ 746.4	$ 699.8
SEGMENT ASSETS[c]						
Home products	*$ 1,121.3*	$1,143.3	$1,008.3	$ 826.2	$ 735.8	$ 752.7
Spirits and wine	*763.8*	934.8	1,042.2	967.9	899.4	986.9
Golf products	*630.7*	603.0	604.8	667.6	617.1	579.8
Office products	*770.7*	936.4	987.6	1,011.5	861.4	856.9
	$3,286.5	$ 3,617.5	$3,642.9	$3,473.2	$3,113.7	$3,176.3
GEOGRAPHIC AREAS						
Net sales[b],[d]						
United States	*$4,445.6*	$4,408.9	$4,117.8	$3,852.9	$3,432.4	$3,330.6
United Kingdom	*379.9*	426.4	494.0	552.0	499.5	522.8
Canada	*239.8*	261.4	238.2	236.0	223.9	194.2
Australia	*142.4*	151.9	157.1	158.4	199.6	190.9
Other countries	*471.0*	503.4	493.5	480.8	489.1	479.2
Ongoing operations	*$5,678.7*	$5,752.0	$5,500.6	$5,280.1	$4,844.5	$ 4,717.7

[a] *See Note 15 for further Information on Business Segments.*

[b] *Net Sales have been restated for 1999 and 1998 to conform to the 2000 presentation due to the reclassification of billed shipping and handling amounts in accordance with Emerging Issues Task Force Issue (EITF) No. 00-10. Amounts prior to 1998 have not been restated as amounts were not available. In addition, net sales have been restated for 2000 and 1999 to conform to the 2001 presentation due to the reclassification of customer rebates in accordance with EITF No. 00-22. Amounts prior to 1999 have not been restated as amounts were not available.*

[c] *Represents total assets excluding intercompany receivables and intangibles resulting from business acquisitions, net.*

[d] *Net sales are attributed to countries based on location of customer.*

(In millions, except per-share amounts)	*2001*[b]	*2000*	*1999*[b]	*1998*	*1997*	*1996*
OPERATING DATA[a]						
Net sales[c]	*$5,678.7*	$5,752.0	$5,500.6	$5,280.1	$4,844.5	$4,717.7
Gross profit[c]	*2,190.0*	2,310.3	2,225.7	2,168.5	1,885.4	1,863.4
Depreciation and amortization	*218.7*	236.7	230.5	251.1	242.7	238.3
Operating company contribution	*805.5*	874.2	829.3	798.3	746.4	699.8
Interest and related expenses	*96.8*	133.8	106.8	102.7	116.7	165.5
Income taxes	*94.4*	176.6	169.9	218.3	98.2	157.9
Income (loss) from continuing operations	*386.0*	(137.7)	(890.6)	293.6	41.5	181.7
Income from discontinued operations	–	–	–	–	65.1	315.1
Extraordinary items	–	–	–	(30.5)	(8.1)	(10.3)
Net income (loss)	*386.0*	(137.7)	(890.6)	263.1	98.5	486.5
Earnings per common share						
Basic						
Continuing operations	*$2.55*	$(0.88)	$(5.35)	$1.70	$.24	$1.04
Discontinued operations	–	–	–	–	.38	1.82
Extraordinary items	–	–	–	(.18)	(.05)	(.06)
Net income (loss)	*$2.55*	$(0.88)	$(5.35)	$1.52	$.57	$2.80
Diluted						
Continuing operations	*$2.49*	$(0.88)	$(5.35)	$1.67	$.23	$1.03
Discontinued operations	–	–	–	–	.38	1.79
Extraordinary items	–	–	–	(.18)	(.05)	(.06)
Net income (loss)	*$2.49*	$(0.88)	$(5.35)	$1.49	$.56	$2.76
COMMON SHARE DATA[a],[b]						
Dividends paid	*$147.2*	$146.9	$148.7	$146.5	$242.3	$347.2
Dividends paid per share	*$.97*	$.93	$.89	$.85	$1.41	$2.00
Average number of shares outstanding	*151.7*	157.6	166.6	172.2	171.6	173.3
Book value per share	*$14.15*	$13.85	$16.71	$23.92	$23.31	$21.48
BALANCE SHEET DATA[a]						
Inventories	*$ 856.6*	$1,079.2	$1,061.4	$1,087.6	$ 955.2	$1,037.9
Current assets[e]	*1,969.6*	2,264.5	2,312.8	2,265.3	2,095.6	2,842.1
Working capital[e]	*711.2*	224.6	309.9	420.7	327.1	774.0
Property, plant and equipment, net	*1,158.4*	1,205.1	1,176.5	1,119.9	980.9	972.6
Intangibles, net	*1,789.6*	1,989.4	2,592.1	3,761.3	3,674.1	3,730.7
Total assets	*5,300.9*	5,764.1	6,417.1	7,359.7	6,942.5	7,737.3
Short-term debt	*39.2*	806.0	640.0	504.7	404.6	782.2
Long-term debt	*950.3*	1,151.8	1,204.8	981.7	739.1	1,598.3
Minority interest in consolidated subsidiaries	*390.8*	14.4	14.9	15.2	9.5	5.5
Stockholders' equity	*2,102.7*	2,135.9	2,738.2	4,097.5	4,017.1	3,676.0
Capital expenditures	*207.3*	227.2	240.5	251.9	196.9	199.7

(a) *See pages 23 through 34 of Financial Section.*

(b) *See Note 3 regarding acquisitions, dispositions and joint ventures.*

(c) *Net Sales and Gross Profit have been restated for 1999 and 1998 to conform to the 2000 presentation due to the reclassification of billed shipping and handling amounts in accordance with Emerging Issues Task Force Issue No. 00-10. Amounts prior to 1998 have not been restated as amounts are not available. In addition, net sales have been restated for 2000 and 1999 to conform to the 2001 presentation due to the reclassification of customer rebates in accordance with EITF No. 00-22. Amounts prior to 1999 have not been restated as amounts were not available.*

(d) *On January 31, 2002, there were 30,275 common stockholders of record, not necessarily reflecting beneficial ownership.*

(e) *1996 includes net assets of discontinued operations as current assets.*

BOARD OF DIRECTORS

Norman H. Wesley
Chairman of the Board and Chief Executive Officer Fortune Brands, Inc.

Dr. Patricia O. Ewers
Former President Pace University

Thomas C. Hays
Former Chairman and Chief Executive Officer Fortune Brands, Inc.

John W. Johnstone, Jr.
Former Chairman and Chief Executive Officer Olin Corporation

Gordon R. Lohman
Former Chairman and Chief Executive Officer AMSTED Industries Incorporated

Charles H. Pistor, Jr.
Former Vice Chair Southern Methodist University

Eugene A. Renna
Former Director and Senior Vice President Exxon Mobil Corporation

Anne M. Tatlock
Chairman and Chief Executive Officer Fiduciary Trust Company International

David M. Thomas
Chairman and Chief Executive Officer IMS Health Incorporated

Peter M. Wilson
Chairman Gallaher Group Plc

OPERATING COMPANY OFFICERS

Home & Hardware
MASTERBRAND INDUSTRIES, INC.

Bruce A. Carbonari
President and Chief Executive Officer

Richard E. Forbes
President MasterBrand Cabinets, Inc.

John N. Heppner
President Master Lock Company

Richard E. Posey
President Moen Incorporated

John M. Trebel
President Waterloo Industries, Inc.

Spirits & Wine
JIM BEAM BRANDS WORLDWIDE, INC.

Richard B. Reese
President and Chief Executive Officer

Jeffrey J. Buresh
Senior Vice President – Finance

Harry Groth, II
Senior Vice President – Operations

Ronald G. Kapolnek
Senior Vice President/ General Manager

Kenton R. Rose
Senior Vice President – General Counsel and Chief Administrative Officer

Golf
ACUSHNET COMPANY

Walter R. Uihlein
President and Chief Executive Officer

Herbert C. Boehm
Executive Vice President and General Manager Golf Ball Operations

James M. Connor
President FootJoy

Joseph J. Nauman
Senior Vice President and General Counsel

Dale M. Shenk
Senior Vice President and Chief Financial Officer

Office
ACCO WORLD CORPORATION

David D. Campbell
President and Chief Executive Officer

Neal V. Fenwick
Vice President – Finance and Administration

Charles W. Pettican
President ACCO Europe PLC

Michael J. Vogel
Executive Vice President ACCO Brands, Inc.

Victor R. Biggs
Managing Director ACCO Australia

Home & Hardware

MASTERBRAND INDUSTRIES, INC.

300 Tower Parkway
Lincolnshire, IL 60069-3640
tel: 847-419-4100
fax: 847-419-4110

Faucets and Accessories: Moen, PureTouch, Cleveland Faucet Group, Creative Specialties International, Dearborn Brass, Hoov-R-Line, Wrightway
Cabinets: Aristokraft, Decorá, Schrock, Diamond, Kemper, Kitchen Classics, Georgetown Collection
Locks: Master, Master Lock, Magnum, Fortress
Tool Storage: Waterloo, All American, Sears Craftsman®,* Lowe's Kobalt™*

**Primary supplier of tool storage products*

Spirits & Wine

JIM BEAM BRANDS WORLDWIDE, INC.

510 Lake Cook Road
Deerfield, IL 60015-4964
tel: 847-948-8888
fax: 847-948-9917

Bourbon: Jim Beam, Jim Beam Black, Old Grand Dad, Old Crow
Small Batch Bourbon: Booker's, Baker's, Knob Creek, Basil Hayden's
American Blended Whiskey: Kessler, Calvert Extra
Canadian Blended Whisky: Windsor, Lord Calvert, Tangle Ridge, Alberta Springs
Single Malt: The Dalmore
Pre-Mixed Cocktails: Jim Beam & Cola, Jim Beam Black & Cola, Jim Beam Choice and Dry
Vodka: Vox, Wolfschmidt, Kamchatka, Banff Ice, Gilbey's
Gin: Gilbey's, Calvert
Rum: Ronrico, Pusser's
Cordials: DeKuyper, Kamora, After Shock, Leroux, Sourz
Tequila: El Tesoro, Chinaco
Wine: Geyser Peak, Canyon Road, Barwang

Golf

ACUSHNET COMPANY

333 Bridge Street
P.O. Box 965
Fairhaven, MA 02719-0965
tel: 508-979-2000
fax: 508-979-3927

Golf Balls: Titleist, Pinnacle
Golf Clubs: Titleist, King Cobra
Golf Shoes: FootJoy, DryJoys
Golf Gloves: FootJoy, Titleist
Golf Outerwear: DryJoys

Office

ACCO WORLD CORPORATION

300 Tower Parkway
Lincolnshire, IL 60069-3640
tel: 847-419-4100
fax: 847-419-4110

General Office Products: Swingline, Wilson Jones, Perma, Maco, ACCO, Rexel, Hetzel, King-Mec, Marbig-Rexel, Eastlight, Twinlock, Val-Rex, Derwent
Computer Accessories: Kensington, Gravis, ACCOdata
Personal Productivity: Day-Timer
Visual Presentation: Apollo, Boone, NOBO, Sasco

TOP-SELLING BRANDS: 2001 Net Sales
(in millions, rounded to nearest $50 million)

MOEN *faucets*	$750
TITLEIST *golf equipment*	$600
JIM BEAM *bourbon*	$350
ARISTOKRAFT *cabinets*	$350
FOOTJOY *golf shoes & gloves*	$250
SCHROCK *cabinets*	$250
WATERLOO *tool storage*	$200
MASTER LOCK *padlocks*	$200
WILSON JONES *document management*	$200

CORPORATE OFFICERS

Norman H. Wesley
Chairman of the Board and Chief Executive Officer

Craig P. Omtvedt
Senior Vice President and Chief Financial Officer

Thomas J. Flocco
Senior Vice President – Strategy and Corporate Development

Mark Hausberg
Senior Vice President – Finance and Treasurer

Mark A. Roche
Senior Vice President, General Counsel and Secretary

Anthony J. Diaz
Vice President – Investor Relations

Nadine A. Heidrich
Vice President Corporate Controller

C. Clarkson Hine
Vice President – Corporate Communications

Steven J. Siegler
Vice President – Taxes

Allan J. Snape
Vice President – Business Development

Gary L. Tobison
Vice President and Chief Internal Auditor

Daniel J. Waters
Vice President – Strategy

Matthew C. Lenz
Assistant Treasurer

EXECUTIVE OFFICES
300 Tower Parkway
Lincolnshire, IL
60069-3640
Tel: 847-484-4400

WEBSITE
www.fortunebrands.com

E-MAIL
mail@fortunebrands.com

CORPORATE OFFICE
2711 Centerville Road
Suite 400
Wilmington, DE 19808

FORTUNE BRANDS, INC. IS A HOLDING COMPANY WITH SUBSIDIARIES ENGAGED IN THE MANUFACTURE AND SALE OF HOME AND HARDWARE PRODUCTS, OFFICE PRODUCTS, GOLF PRODUCTS AND DISTILLED SPIRITS AND WINE. TO MAKE THIS ANNUAL REPORT EASIER TO READ, WE'VE USED THE WORDS "WE," "OUR" AND SIMILAR TERMS TO DESCRIBE THE ACTIVITIES OF FORTUNE BRANDS, INC. OR ITS SUBSIDIARY COMPANIES OR BOTH, DEPENDING UPON THE CONTEXT.

COMMON STOCK
Fortune Brands common stock is listed on the New York Stock Exchange. Its trading symbol is FO. It is also listed on the Geneva, London and Zurich exchanges.

ANNUAL MEETING
The Annual Meeting of Stockholders will take place on Tuesday, April 30, 2002 at 1:30 p.m. at the Marriott Lincolnshire, 10 Marriott Drive, Lincolnshire, IL.

TRANSFER AGENT FOR COMMON STOCK AND PREFERRED STOCK
The Bank of New York
Shareholder Relations
Department – 11W
P.O. Box 11002
Church Street Station
New York, NY 10286
800-225-2719

ADDRESS SHAREHOLDER INQUIRIES TO:
The Bank of New York
Shareholder Relations
Department – 11E
P.O. Box 11258
Church Street Station
New York, NY 10286
800-225-2719

STOCK ACCUMULATION PLAN TRANSACTIONS
The Bank of New York
Dividend Reinvestment
Department
P.O. Box 1958
Newark, NJ 07101-9774
800-225-2719

QUARTERLY EARNINGS, NEWS SUMMARIES, COPIES OF NEWS RELEASES AND CORPORATE PUBLICATIONS
Shareholder Direct®
800-310-5960 or
www.fortunebrands.com

Duplicate mailings of this annual report to the same address are costly to Fortune Brands and may be inconvenient to many stockholders. Securities and Exchange Commission rules allow for the elimination of duplicate reports, provided your request is in writing. Eliminating these duplicate mailings will not affect your dividend, proxy statement or proxy card mailings.

Please write to:
The Bank of New York
Shareholder Relations
Department – 11E
P.O. Box 11258
Church Street Station
New York, NY 10286

This report contains both pre-consumer and post-consumer recovered fiber.

Printed in Canada

DESIGN: SVP Partners, Wilton, CT / **EXECUTIVE PHOTOGRAPHY:** Ron Wu, Chicago, IL / **EDITORIAL CONSULTANT:** Jim Dulicai / **PRINTING:** Quebecor World MIL, Toronto, Canada

"Fortune Brands tops the street"
— CBS MARKET WATCH —
1/23/02

"Fortune Brands blending a potent mix by adding Absolut"
— CHICAGO TRIBUNE —
3/21/01

"Fortune Brands raises dividend 4.2% to $1"
— BLOOMBERG NEWS —
7/25/01

"Titleist's solid-core Pro V1 is credited for wins, records"
— USA TODAY —
3/14/01

"Absolut deal creates new kind of blend in beverages"
— FINANCIAL TIMES —
3/21/01

"Faucet maker Moen uses the Web to streamline design. Rivals are eating dust."
— BUSINESS WEEK —
6/4/01

"Fortune Brands earnings gain on Vin & Sprit pact"
— REUTERS —
10/18/01

"Hot new ball flies for Titleist"
— CHICAGO TRIBUNE —
5/7/01

"Jim Beam Brands Worldwide–Distiller of the Year"
— WINE ENTHUSIAST —
12/01

"In this market, it's tough to find defensive stocks that offer good value and also reasonable growth. Fortune Brands has both."
— CNN MONEY —
11/13/01

"The company is a cash-generating machine."
— KIPLINGER'S PERSONAL FINANCE —
3/02

THAT'S STAYING POWER

www.fortunebrands.com

FORTUNE BRANDS

300 Tower Parkway / Lincolnshire, Illinois 60069-3640 / 847.484.4400